SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

KT Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries at December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Samil PricewaterhouseCoopers

Seoul Korea

April 11, 2014

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2012 and 2013

						(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2012		2013		2013
		(Restated)				(Unaudited) (Note 2)
Assets

Current assets
Cash and cash equivalents	4, 5	￦	2,057,613	￦	2,070,869	$1,962,350
Trade and other receivables, net	4, 6		5,907,508		5,239,569	4,965,004
Short-term loans, net	4, 7		668,113		838,724	794,773
Current finance lease receivables, net	4, 21		339,846		294,208	278,791
Other financial assets	4, 8		245,985		480,062	454,906
Current income tax assets			862		35,273	33,425
Inventories, net	9		935,033		673,618	638,319
Other current assets	10		362,459		339,596	321,800

Total current assets			10,517,419		9,971,919	9,449,368

Non-current assets
Trade and other receivables, net	4, 6		1,072,966		813,471	770,843
Long-term loans, net	4, 7		512,587		509,873	483,155
Non-current finance lease receivables, net	4, 21		521,809		415,729	393,944
Other financial assets	4, 8		672,475		672,645	637,397
Property and equipment, net	11, 21		15,806,366		16,386,964	15,528,252
Investment property, net	12		1,155,213		1,105,495	1,047,565
Intangible assets, net	13		3,213,638		3,827,393	3,626,829
Investments in jointly controlled entities and associates	14		379,495		363,903	344,834
Deferred income tax assets	29		610,762		706,977	669,930
Other non-current assets	10		95,178		75,748	71,779

Total non-current assets			24,040,489		24,878,198	23,574,528

Total assets		￦	34,557,908	￦	34,850,117	$33,023,896

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (continued)

December 31, 2012 and 2013

						(in thousands of U.S dollars)
(in millions of Korean won)	Notes	2012		2013		2013
		(Restated)				(Unaudited) (Note 2)
Liabilities and Equity

Current liabilities
Trade and other payables	4, 15	￦	7,221,302	￦	7,413,823	$7,025,323
Current finance lease liabilities, net	4, 21		14,033		19,487	18,466
Borrowings	4, 16		3,197,029		3,020,706	2,862,414
Other financial liabilities	4, 8, 20		71,983		63,820	60,476
Current income tax liabilities			143,741		99,848	94,616
Provisions	17		205,591		114,755	108,742
Deferred revenue			170,682		143,601	136,076
Other current liabilities	10		242,405		348,076	329,836

Total current liabilities			11,266,766		11,224,116	10,635,949

Non-current liabilities
Trade and other payables	4, 15		701,360		1,058,884	1,003,396
Non-current finance lease liabilities, net	4, 21		27,613		48,723	46,170
Borrowings	4, 16		8,239,090		8,463,187	8,019,698
Other financial liabilities	4, 8, 20		69,813		178,812	169,442
Defined benefit liabilities, net	18		549,243		586,083	555,371
Provisions	17		149,940		133,561	126,562
Deferred revenue			157,395		147,837	140,090
Deferred income tax liabilities	29		137,287		169,498	160,616
Other non-current liabilities	10		41,426		2,000	1,895

Total non-current liabilities			10,073,167		10,788,585	10,223,240

Total liabilities			21,339,933		22,012,701	20,859,189

Equity attributable to owners of the Parent Company

Capital stock	22		1,564,499		1,564,499	1,482,516
Share premium			1,440,258		1,440,258	1,364,785
Retained earnings	23		10,646,383		10,019,389	9,494,351
Accumulated other comprehensive income	24		1,325		24,538	23,252
Other components of equity	24, 25		(1,343,286)		(1,320,943)	(1,251,723)

			12,309,179		11,727,741	11,113,181

Non-controlling interest			908,796		1,109,675	1,051,526

Total equity			13,217,975		12,837,416	12,164,707

Total liabilities and equity		￦	34,557,908	￦	34,850,117	$33,023,896

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2011, 2012 and 2013

(in millions of Korean won, except per share amounts)
								(in thousands of U.S dollars)
	Notes	2011		2012		2013		2013
		(Restated)		(Restated)				(Unaudited) (Note 2)
Continuing Operations
Operating revenue	4, 14, 26	￦	22,087,830	￦	24,643,772	￦	24,057,881	$22,797,196

Revenue			21,310,805		23,856,375		23,728,673	22,485,239
Others			777,025		787,397		329,208	311,957
Operating expenses	4, 14, 27		20,100,734		22,963,673		23,734,497	22,490,758

Operating profit			1,987,096		1,680,099		323,384	306,438
Finance income	28		269,992		498,657		279,349	264,711
Finance costs	28		(642,355)		(781,993)		(647,500)	(613,570)
Income(loss) from jointly controlled entities and associates	14		(5,511)		18,079		6,601	6,255

Profit(loss) from continuing operations before income tax			1,609,222		1,414,842		(38,166)	(36,166)
Income tax expense	29		318,459		277,869		49,579	46,982

Profit(loss) for the year from the continuing operations			1,290,763		1,136,973		(87,745)	(83,148)

Discontinued Operations
Profit(loss) from discontinued operations			164,594		(31,534)		—	—

Profit(loss) for the year		￦	1,455,357	￦	1,105,439	￦	(87,745)	$(83,148)

Profit(loss) for the year attributable to:
Equity holders of the Parent Company		￦	1,445,690	￦	1,046,127	￦	(189,931)	$(179,978)
Profit(loss) from continuing operations			1,280,015		1,075,694		(189,931)	(179,978)
Profit(loss) from discontinued operations			165,675		(29,567)		—	—
Non-controlling interest		￦	9,667	￦	59,312	￦	102,186	$96,830
Profit from continuing operations			10,748		61,279		102,186	96,830
Loss from discontinued operations			(1,081)		(1,967)		—	—
Earnings(loss) per share attributable to the equity holders of the Parent Company during the year (in won):
Basic earnings(loss) per share	30	￦	5,943	￦	4,296	￦	(779)	$(1)
From continuing operations			5,262		4,417		(779)	(1)
From discontinued operations			681		(121)		—	—
Diluted earnings(loss) per share	30	￦	5,942	￦	4,296	￦	(782)	$(1)
From continuing operations			5,261		4,417		(782)	(1)
From discontinued operations			681		(121)		—	—

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2011, 2012 and 2013

(in millions of Korean won)								(in thousands of U.S dollars)
	Notes	2011		2012		2013		2013
		(Restated)		(Restated)				(Unaudited) (Note 2)
Profit(loss) for the year		￦	1,455,357	￦	1,105,439	￦	(87,745)	$(83,148)
Other comprehensive income
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	18		(104,327)		(130,492)		56,583	53,617
Shares of remeasurement loss from jointly controlled entities and associates			(1,911)		(1,131)		(455)	(431)
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets	4, 8		60,834		23,952		49,778	47,170
Other comprehensive income from available-for sale financial assets reclassified to income			(1,376)		(4,865)		6,554	6,211
Net gains(losses) on cashflow hedges	4, 8		63,204		(129,290)		(72,303)	(68,514)
Other comprehensive income from cashflow hedges reclassified to income			(35,033)		154,867		67,607	64,064
Shares of other comprehensive income from jointly controlled entities and associates			(5,735)		(8,730)		2,896	2,744
Currency translation differences			28,545		(6,645)		(2,053)	(1,945)

Other comprehensive income after income tax for the year			4,201		(102,334)		108,607	102,916

Total comprehensive income for the year		￦	1,459,558	￦	1,003,105	￦	20,862	$19,768

Comprehensive income for the year attributable to:
Equity holders of the Parent Company			1,396,415		937,542		(109,539)	(103,800)
Non-controlling interest			63,143		65,563		130,401	123,568

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity

Years ended December 31, 2011, 2012 and 2013

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity

Balance at January 1, 2011		￦	1,564,499	￦	1,440,258	￦	9,466,168	￦	(79,370)	￦	(1,258,293)	￦	11,133,262	￦	220,793	￦	11,354,055
Effect of the retrospective application of IFRS 10	2.2		—		—		—		—		—		—		45,842		45,842
Adjusted balances			1,564,499		1,440,258		9,466,168		(79,370)		(1,258,293)		11,133,262		266,635		11,399,897
Comprehensive income
Profit for the year			—		—		1,445,690		—		—		1,445,690		9,667		1,455,357
Changes in value of available-for-sale financial assets	4		—		—		—		5,090		—		5,090		54,368		59,458
Remeasurements of the net defined benefit liability	18		—		—		(103,869)		—		—		(103,869)		(458)		(104,327)
Valuation gains(losses) on cashflow hedge	4		—		—		—		28,171		—		28,171		—		28,171
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		(5,277)		—		(5,277)		(458)		(5,735)
Shares of gain on remeasurements of jointly controlled entities and associates			—		—		(1,911)		—		—		(1,911)		—		(1,911)
Currency translation differences			—		—		—		28,521		—		28,521		24		28,545

Transactions with equity holders
Dividends			—		—		(586,150)		—		—		(586,150)		(9,235)		(595,385)
Appropriations of loss on disposal of treasury stock			—		—		(295)		—		295		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		503,588		503,588
Change in ownership interest in subsidiaries			—		—		—		—		(253,445)		(253,445)		36,457		(216,988)
Others			—		—		—		—		14,154		14,154		22,936		37,090

Balance at December 31, 2011		￦	1,564,499	￦	1,440,258	￦	10,219,633	￦	(22,865)	￦	(1,497,289)	￦	11,704,236	￦	883,524	￦	12,587,760

Balance at January 1, 2012			1,564,499		1,440,258		10,219,633		(22,865)		(1,497,289)		11,704,236		883,524		12,587,760
Comprehensive income
Profit for the year			—		—		1,046,127		—		—		1,046,127		59,312		1,105,439
Changes in value of available-for-sale financial assets	4		—		—		—		12,019		—		12,019		7,068		19,087
Remeasurements of the net defined benefit liability	18		—		—		(131,644)		—		—		(131,644)		1,152		(130,492)
Valuation gains(losses) on cashflow hedge	4		—		—		—		25,628		—		25,628		(51)		25,577
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		(8,440)		—		(8,440)		(290)		(8,730)
Shares of gain on remeasurements of jointly controlled entities and associates			—		—		(1,131)		—		—		(1,131)		—		(1,131)
Currency translation differences			—		—		—		(5,017)		—		(5,017)		(1,628)		(6,645)

Transactions with equity holders
Dividends			—		—		(486,602)		—		—		(486,602)		(11,455)		(498,057)
Disposal of treasury stock			—		—		—		—		13,353		13,353		—		13,353
Changes in consolidation scope			—		—		—		—		—		—		133,767		133,767
Change in ownership interest in subsidiaries			—		—		—		—		141,303		141,303		(163,404)		(22,101)
Others			—		—		—		—		(653)		(653)		801		148

Balance at December 31, 2012		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	908,796	￦	13,217,975

Balance at January 1, 2013		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	908,796	￦	13,217,975
Comprehensive income
Profit for the year			—		—		(189,931)		—		—		(189,931)		102,186		(87,745)
Changes in value of available-for-sale financial assets	4		—		—		—		32,098		—		32,098		24,234		56,332
Remeasurements of the net defined benefit liability	18		—		—		57,641		—		—		57,641		(1,058)		56,583
Valuation gains(losses) on cashflow hedge	4		—		—		—		(4,711)		—		(4,711)		15		(4,696)
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		2,570		—		2,570		326		2,896
Shares of gain on remeasurements of jointly controlled entities and associates			—		—		(463)		—		—		(463)		7		(456)
Currency translation differences			—		—		—		(6,744)		—		(6,744)		4,691		(2,053)

Transactions with equity holders
Dividends			—		—		(487,445)		—		—		(487,445)		(23,830)		(511,275)
Appropriations of loss on disposal of treasury stock			—		—		(6,796)		—		6,796		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		9,452		9,452
Change in ownership interest in subsidiaries			—		—		—		—		14,150		14,150		85,971		100,121
Others			—		—		—		—		1,397		1,397		(1,115)		282

Balance at December 31, 2013		￦	1,564,499	￦	1,440,258	￦	10,019,389	￦	24,538	￦	(1,320,943)	￦	11,727,741	￦	1,109,675	￦	12,837,416

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2011, 2012 and 2013

		Attributable to equity holders of the Parent Company
(in thousands of U.S dollars) (Unaudited), (Note 2)	Notes	Capital stock	Share premium	Retained earnings	Accumulated Other Comprehensive income (loss)	Other Components of equity	Total	Non-controlling interest	Total equity

Balance at January 1, 2013		$1,482,516	$1,364,785	$10,088,489	$1,256	$(1,272,896)	$11,664,150	$861,174	$12,525,324
Comprehensive income		—	—	—	—	—	—	—	—
Profit for the year		—	—	(179,978)	—	—	(179,978)	96,830	(83,148)
Changes in value of available-for-sale financial assets	4	—	—	—	30,416	—	30,416	22,965	53,381
Remeasurements of the net defined benefit liability	18	—	—	54,620	—	—	54,620	(1,003)	53,617
Valuation gains(losses) on cashflow hedge	4	—	—	—	(4,464)	—	(4,464)	14	(4,450)
Shares of other comprehensive income of jointly controlled entities and associates		—	—	—	2,435	—	2,435	309	2,744
Shares of gain on remeasurements of jointly controlled entities and associates		—	—	(438)	—	—	(438)	7	(431)
Currency translation differences		—	—	—	(6,391)	—	(6,391)	4,446	(1,945)

Transactions with equity holders		—	—	—	—	—	—	—	—
Dividends		—	—	(461,902)	—	—	(461,902)	(22,581)	(484,483)
Appropriations of loss on disposal of treasury stock		—	—	(6,440)	—	6,440	—	—	—
Changes in consolidation scope		—	—	—	—	—	—	8,957	8,957
Change in ownership interest in subsidiaries		—	—	—	—	13,409	13,409	81,466	94,875
Others		—	—	—	—	1,324	1,324	(1,058)	266

Balance at December 31, 2013		$1,482,516	$1,364,785	$9,494,351	$23,252	$(1,251,723)	$11,113,181	$1,051,526	$12,164,707

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2011, 2012 and 2013

(in millions of Korean won)								(in thousands of U.S dollars)
	Notes	2011		2012		2013		2013
		(Restated)		(Restated)				(Unaudited) (Note 2)
Cash flows from operating activities
Cash generated from operations	32	￦	2,919,255	￦	6,439,692	￦	4,677,260	$4,432,161
Interest paid			(513,418)		(561,378)		(546,802)	(518,148)
Interest received			157,442		208,640		194,065	183,896
Dividends received			15,224		17,742		24,641	23,350
Income tax paid			(414,471)		(379,211)		(238,091)	(225,615)

Net cash generated from operating activities			2,164,032		5,725,485		4,111,073	3,895,644

Cash flows from investing activities
Collection of loans			66,732		106,896		70,451	66,759
Origination of loans			(71,468)		(130,425)		(31,279)	(29,640)
Disposal of available-for-sale financial assets			65,760		113,068		78,811	74,681
Acquisition of available-for-sale financial assets			(188,752)		(86,622)		(127,052)	(120,394)
Disposal of investments in								—
jointly controlled entities and associates			102,563		21,818		22,455	21,278
Acquisition of investments in jointly controlled entities and associates			(65,055)		(59,464)		(16,338)	(15,482)
Disposal of current and non-current financial instruments			262,965		362,481		319,465	302,724
Acquisition of current and non-current financial instruments			(269,619)		(511,914)		(588,893)	(558,034)
Disposal of property, equipment and investment property			594,257		618,786		100,469	95,204
Acquisition of property and equipment and investment property			(3,235,956)		(3,760,255)		(3,088,185)	(2,926,357)
Disposal of intangible assets			14,763		7,061		18,336	17,375
Acquisition of intangible assets			(477,106)		(526,878)		(549,967)	(521,148)
Increase in cash due to exclusion from consolidation scope			727,351		25,857		7,498	7,105
Cash inflow(outflow) from changes in scope of consolidation			(192,075)		(31,588)		1,646	1,560

Net cash used in investing activities			(2,665,640)		(3,851,179)		(3,782,583)	(3,584,369)

Cash flows from financing activities
Proceeds from borrowings and bonds			7,261,735		4,258,995		6,199,601	5,874,729
Repayments of borrowings and bonds			(6,057,987)		(4,590,608)		(5,956,340)	(5,644,215)
Settlement of derivative assets and liabilities, net			130,119		39,001		(67,413)	(63,880)
Disposal of treasury stock			—		11,369		—	—
Cash inflow from consolidated capital transaction			83,855		7,232		34,581	32,769
Cash outflow from consolidated capital transaction			(2,213)		(315,356)		(4,107)	(3,892)
Dividends paid to shareholders			(595,385)		(498,057)		(511,275)	(484,483)
Decrease in finance leases liabilities			(47,701)		(190,380)		(6,841)	(6,483)

Net cash provided by(used in) financing activities			772,423		(1,277,804)		(311,794)	(295,455)

Effect of exchange rate change on cash and cash equivalents			12,795		(1,038)		(3,440)	(3,260)

Net increase in cash and cash equivalents			283,610		595,464		13,256	12,560
Cash and cash equivalents
Beginning of the year	5		1,178,539		1,462,149		2,057,613	1,949,790

End of the year	5	￦	1,462,149	￦	2,057,613	￦	2,070,869	$1,962,350

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under IFRS 10, Consolidated Financial Statements, and its 68 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

The Controlling Company

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any shares in the Company.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2013, are as follows:

(in millions of Korean won)	Type of Business	Location	Percentage of ownership[1] (%)
Subsidiary
KT Powertel Co., Ltd.[2]	Trunk radio system business	Domestic	44.8
KT ENS Corporation (formerly KT Networks Corporation)	Wire/wireless network construction and network infrastructure management	Domestic	100.0
KT Linkus Co., Ltd.	Public telephone maintenance	Domestic	93.8
KT Submarine Co., Ltd.[2]	Submarine cable construction and maintenance	Domestic	36.9
KT Telecop Co., Ltd.	Security service	Domestic	86.8
KT Hitel Co., Ltd.	Data communication	Domestic	63.7
KT Commerce Inc.	B2C, B2B service	Domestic	100.0
KT Capital Co., Ltd.	Financing service	Domestic	100.0
KT New Business Fund No.1	Investment fund	Domestic	100.0
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	Domestic	56.5
KTC Media Contents Fund 2	New technology investment fund	Domestic	85.7
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.0
KT Strategic Investment Fund No.2	Investment fund	Domestic	100.0
BC Card Co., Ltd.	Credit card business	Domestic	69.5
VP Inc.	Payment security service for credit card and etc.	Domestic	50.9
H&C Network	Call center for financial sectors	Domestic	100.0
BC Card China Co., Ltd.	Research and development of calculation system and software	China	100.0
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.0
InitechSmartro Holdings Co., Ltd.	Holding company of Initech co., Ltd., Smartro Co., Ltd	Domestic	100.0
Smartro Co., Ltd.	VAN (Value Added Network) business	Domestic	81.1
Sidus FNH Corporation	Movie production	Domestic	72.4
Sofnics, Inc.	Software development and sales	Domestic	80.6
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.3
KT M Hows Co., Ltd.	Mobile marketing	Domestic	51.0
KT M&S Co., Ltd.	PCS distribution	Domestic	100.0
KT Music Corporation	Online music production and distribution	Domestic	57.8
KT Skylife Co., Ltd.	Satellite broadcasting business	Domestic	50.1
Korea HD Broadcasting Corp.	TV contents provider	Domestic	92.6
KT Estate Inc.	Residential building development and supply	Domestic	100.0
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.0
NEXR Co., Ltd.	Cloud system implementation	Domestic	99.8
KTSB Data service Co., Ltd.	Data center development and related service	Domestic	51.0
KT Cloudware Corporation	Development of cloud computing operation	Domestic	86.2
CENTIOS Co., Ltd.	U-City solution business	Domestic	82.8

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Centios Philippines, Inc.	Smart space business	Philippines	100.0
Enswers Inc.[3]	Video-clip searching service	Domestic	45.2
Soompi USA, LLC	Operation service for “soompi.com”	U.S.A.	100.0
KT OIC Co., Ltd.	Development and distribution of education contents and software	Domestic	79.2
Ustream Inc.	Live video-streaming service business	Domestic	51.0
Incheonucity Co., Ltd.	U-City development and operation agent	Domestic	51.4
KT Innoedu Co., Ltd.[3]	E-learning business	Domestic	48.4
KT Rental	Computer rental and general rental business	Domestic	58.0
KT Auto Lease Corporation	Car rental business	Domestic	100.0
Kumho Rent a car (Vietnam) Co. Ltd	Car rental business	Vietnam	100.0
KT Rental Auto Care Corporation	Wholesale and retail for automobile component	Domestic	100.0
KT Sat Co., Ltd.	Satellite communication business	Domestic	100.0
KT Media Hub Co. Ltd.	Media contents development and distribution	Domestic	100.0
Best Partners Co., Ltd.	Outsourcing service for HR, administration, and accounting service	Domestic	100.0
Nasmedia, Inc.[3]	Online advertisement	Domestic	45.4
T-ON Telecom	Trunk radio system business and data communication	Domestic	100.0
KT Sports	Management of sports group	Domestic	100.0
KT Music Contents Fund No.1	Music contents investment business	Domestic	80.0
Consus Changwon Private Estate Investment Trust	Investment in real estate	Domestic	93.6
KT-Michigan Global Contents Fund	Content investment business	Domestic	81.3
Autopion Co. Ltd.	Service for information and communication	Domestic	100.0
GreenPoint Co., Ltd.	Car sharing business	Domestic	52.3
K-REALTY CR-REIT IV	Investment in real estate	Domestic	100.0
K-REALTY REIT V	Investment in real estate	Domestic	100.0
Olleh Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0
KT Belgium	Foreign investment business	Belgium	100.0
KT ORS Belgium	Foreign investment business	Belgium	100.0
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0
Super iMax, LLC	Wireless high speed internet business	Uzbekistan	100.0
East Telecom, LLC	Fixed line telecommunication business	Uzbekistan	91.0
Korea Telecom America, Inc.	Foreign telecommunication business	U.S.A.	100.0
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0

[1]	Sum of the ownership interests owned by the Company and subsidiaries
[2]	Even though the Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Company can exercise the majority voting rights in its decision-making process at all times considering historical voting pattern at the shareholders’ meetings.
[3]	Even though the Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Company holds the majority of voting right based on an agreement with other investors

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Changes in scope of consolidation in 2013 are as follows:

Changes	Location	Subsidiaries	Reason

Included	Domestic	T-ON Telecom.	Acquisition of ownership interest
		KT Rental Auto Care Corporation	Newly established through spin-off
		KT Sports	Newly incorporated
		KT Music Contents Fund No.1	Newly incorporated
		Consus Changwon Private Estate Investment Trust	Newly incorporated
		KT-Michigan Global Contents Fund	Newly incorporated
		Autopion Co., Ltd.	Newly incorporated
		GreenPoint Co., Ltd.	Acquisition of ownership interest
		K-REALTY CR-REIT IV	Newly incorporated
		K-REALTY REIT V	Newly incorporated
	Rwanda	Olleh Rwanda Networks Ltd.	Newly incorporated
	Belgium	KT Belgium	Newly incorporated
		KT ORS Belgium	Newly incorporated
Excluded	Domestic	U payment Co., Ltd.	Disposal of ownership interest
		Kumho Rent-a-car Co., Ltd.	Liquidation
		Revlix	Liquidation
		KMP Holdings Co., Ltd.	Merged
		KT Tech Inc.	Liquidation
		KT Innotz Inc.	Merged

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011
	Total assets		Total liabilities		Operating revenue		Net income(loss)
KT Powertel Co., Ltd.	￦	167,075	￦	59,061	￦	126,354	￦	14,569
KT ENS Corporation (formerly KT Networks Corporation)		212,867		161,864		374,518		389
KT Linkus Co., Ltd.		67,419		64,081		77,523		(6,667)
KT Submarine Co., Ltd		127,062		48,004		111,453		6,700
KT Telecop Co., Ltd.		156,479		106,836		259,468		7,075
KT Hitel Co., Ltd.[1]		249,730		69,376		463,032		(2,002)
KT Tech, Inc.		110,923		139,873		246,948		641
KT Capital Co., Ltd.[1]		4,454,475		4,043,072		1,010,503		25,195
H&C Network[1,2]		197,726		81,351		44,892		1,124
Sidus FNH Corporation		9,838		5,824		6,904		(2,975)
Nasmedia, Inc.		92,384		53,744		21,656		6,004
Sofnics, Inc.		970		521		626		(481)
KTDS Co., Ltd.		146,236		106,006		497,925		10,298
KT M Hows Co., Ltd.		15,148		7,078		34,933		1,092
KT M&S Co., Ltd.		249,280		226,651		917,176		(3,256)
KT Music Corporation		27,840		7,691		31,279		(2,385)
KT Edui Co., Ltd.		1,119		1,589		3,986		(2,366)
KT Innotz Inc.		5,520		1,727		3,795		(4,623)
KT Skylife Co., Ltd.[1,2]		550,443		258,231		480,468		26,649
KT Estate Inc.[1]		33,382		3,175		7,838		1,337
NEXR Co., Ltd.[2]		3,887		1,726		3,359		756
KTSB Dataservice Co., Ltd.[2]		58,755		21,904		—		(149)
KT Cloudware Corporation[2]		916		81		—		(165)
CENTIOS Co., Ltd.[2]		25,493		357		—		(377)
Enswers Inc.[1,2]		16,543		18,185		759		(331)
KT OIC Co., Ltd.[2]		5,201		68		30		(396)
Korea Telecom Japan Co., Ltd.		15,359		9,813		33,113		731
Korea Telecom China Co., Ltd.		2,804		128		3,419		111
KT Dutch B.V. (formerly KTSC Investment Management B.V)[1]		65,587		18,458		17,014		(5,026)
Korea Telecom America, Inc.		6,368		2,069		11,134		149
PT. KT Indonesia		52		1		—		(8)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won)	2012
	Total assets		Total liabilities		Operating revenue		Net income(loss)
KT Powertel Co., Ltd.	￦	175,862	￦	55,613	￦	124,936	￦	12,527
KT ENS Corporation (formerly KT Networks Corporation)		258,430		201,076		500,555		4,644
KT Linkus Co., Ltd.		68,260		62,686		81,564		2,302
KT Submarine Co., Ltd.		109,787		25,037		68,900		7,953
KT Telecop Co., Ltd.		180,870		130,719		296,180		2,642
KT Hitel Co.,Ltd.[1]		249,231		79,511		443,431		(8,902)
KT Tech, Inc.		13,190		42,562		175,861		2,731
KT Capital Co., Ltd.[1]		5,058,883		4,519,485		3,348,952		98,353
H&C Network[1]		244,031		119,086		199,143		8,713
Sidus FNH Corporation		9,534		1,921		2,066		209
Nasmedia, Inc.		90,675		47,053		23,463		6,445
Sofnics, Inc.		1,564		207		782		(279)
KTDS Co., Ltd.		171,546		115,994		570,703		17,155
KT M Hows Co., Ltd.		26,498		16,511		28,874		1,933
KT M&S Co., Ltd.		257,809		224,430		1,009,331		(78,241)
KT Music Corporation[1]		73,050		33,086		31,393		(2,124)
KT Innotz Inc.		3,012		344		2,609		(1,411)
KT Skylife Co., Ltd.[1]		641,564		292,649		574,829		55,546
KT Estate Inc.[1]		1,460,511		145,885		24,861		3,124
NEXR Co., Ltd.		2,305		1,964		2,651		(1,787)
KTSB Dataservice		32,733		265		439		(4,383)
KT Cloudware Corporation		21,345		2,321		3,878		(5,397)
CENTIOS Co., Ltd[1]		32,848		9,259		171		(3,163)
Enswers Inc.[1]		13,966		18,330		4,896		(3,010)
KT OIC Co., Ltd.		3,968		406		325		(1,569)
Ustream Inc.		3,171		858		321		(2,683)
KT Innoedu Co., Ltd.[2]		10,561		5,218		10,522		308
KT Rental[1,2]		1,694,021		1,426,484		368,228		11,072
KT Media Hub Co., Ltd.[2]		95,703		13,679		14,381		2,237
KT Sat Co., Ltd.[2]		417,886		16,269		10,310		1,739
Best Partners Co., Ltd.[2]		1,526		79		15		(57)
Korea Telecom Japan Co., Ltd.		8,284		3,955		14,458		(324)
Korea Telecom China Co., Ltd.		1,895		38		1,863		(675)
KT Dutch B.V. (formerly KTSC Investment Management B.V)[1]		47,277		14,748		12,086		(9,837)
Korea Telecom America, Inc.		5,850		1,904		13,392		(31)
PT. KT Indonesia		38		—		—		(6)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won)	2013
	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	167,131	￦	44,012	￦	112,905	￦	5,453
KT ENS Corporation (formerly KT Networks Corporation)		291,636		225,285		587,438		11,133
KT Linkus Co., Ltd.		70,562		62,993		103,003		1,920
KT Submarine Co., Ltd.		115,781		27,449		83,006		6,146
KT Telecop Co., Ltd.		192,126		138,357		239,166		3,840
KT Hitel Co.,Ltd.[1]		293,665		102,644		582,925		3,551
KT Capital Co., Ltd.[1]		5,462,028		4,759,100		3,317,337		129,354
H&C Network[1]		257,390		110,126		225,402		18,870
Sidus FNH Corporation		9,481		2,549		5,729		(387)
Nasmedia, Inc.		97,140		40,943		24,769		5,615
Sofnics, Inc.		1,431		267		881		(178)
KTDS Co., Ltd.		189,983		125,172		574,792		18,245
KT M Hows Co., Ltd.		25,845		14,341		48,047		1,739
KT M&S Co., Ltd.		281,011		223,089		884,125		22,614
KT Music Corporation[1]		82,997		48,289		51,350		(5,088)
KT Skylife Co., Ltd.[1]		684,651		283,068		630,469		72,724
KT Estate Inc.[1]		1,434,685		109,634		253,367		22,692
NEXR Co., Ltd.		2,814		4,451		4,540		(1,965)
KTSB Dataservice		28,001		321		1,447		(4,802)
KT Cloudware Corporation		15,995		1,128		4,682		(2,913)
Centios Co., Ltd[1]		27,873		9,793		1,060		(5,097)
Enswers Inc.[1]		8,722		20,148		5,922		(4,990)
KT OIC Co., Ltd.		3,626		512		2,039		(448)
Ustream Inc.		2,677		1,050		2,831		(2,363)
KT Innoedu Co., Ltd.		12,618		8,450		21,578		(1,020)
KT Rental[1]		2,188,271		1,896,259		886,959		32,400
KT Media Hub Co., Ltd.		184,702		81,578		304,713		21,146
KT Sat Co., Ltd.		492,965		35,237		169,463		56,859
Best Partners Co., Ltd.		882		116		265		(681)
T-ON Telecom[2]		3,347		2,298		1,152		(2,358)
KT Sports[2]		15,672		6,750		21,794		(970)
KT Music Contents Fund No.1[2]		10,529		185		72		(157)
KT-Michigan Global Contents Fund[2]		6,227		—		26		(173)
Autopion Co., Ltd.[2]		5,314		3,314		—		—
Korea Telecom Japan Co., Ltd.		17,752		14,204		22,154		30
Korea Telecom China Co., Ltd.		1,178		367		1,338		(1,108)
KT Dutch B.V. (formerly KTSC Investment Management B.V)[1]		46,347		14,684		22,077		(4,131)
Korea Telecom America, Inc.		5,773		1,825		13,881		32
PT. KT Indonesia		30		—		—		1
Olleh Rwanda Networks Ltd.[2]		226,776		217,132		—		(943)
KT Belguium[2]		38,033		—		—		(11)
KT ORS Belgium[2]		95		—		—		—

[1]	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	These entities were newly consolidated for the years ended December 31, 2011, 2012 and 2013. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of its financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1	Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards(“IFRS”) as issued by the International Accounting Standards Board (“IASB”)

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Group

The Group adopted the following amended and enacted standards for the annual period beginning on January 1, 2013:

- Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

The amendment requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently. The Group applied the amendment retroactively and there is no impact of the application of this amendment on its total comprehensive income or loss.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

- Amendment to IAS 19, Employee Benefits

The amendment requires entities to immediately recognize all actuarial gains and losses incurred in other comprehensive income or loss. All past service costs incurred are immediately recognized in accordance with the change of the plan, and the previous separate calculation of the interest cost and the expected returns on plan assets has been revised to calculate net interest expense (income) by applying the discount rate used in the defined benefit obligation measurement in the net defined benefit liabilities (assets). The Group applies the amendment retroactively and the comparative consolidated statements of operations and consolidated statements of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

- IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, introduces a single control concept and provides additional guidance for evaluating control.

As a result of the adoption of IFRS 10, the Group consolidated KT Submarine Co., Ltd. by virtue of de-facto control because the Group is able to exercise the majority voting rights in its decision-making process considering historical voting pattern at the shareholders’ meeting, although the Group has 36.9% of ownership (39.34% including treasury stocks). KT Submarine Co., Ltd. was classified as an associate in accordance with the previous standard and accounted for using the equity method. Accordingly, the comparative consolidated financial statements were retrospectively adjusted and restated as if the Group obtained control over the entity from the initial acquisition of its interest.

Results of retrospective application of amendment to IAS 19 and IFRS 10 are as follows.

(in millions of Korean won, except per share amounts)	2012
Accounts	As reported	IFRS 10	IAS 19	Restated
Current assets	10,482,845	34,574	—	10,517,419
Non-current assets	23,996,654	43,835	—	24,040,489
Current liabilities	11,247,314	19,452	—	11,266,766
Non-current liabilities	10,067,673	5,494	—	10,073,167
Operating revenue	24,577,709	66,063	—	24,643,772
Operating expenses	22,892,776	56,360	14,537	22,963,673
Profit(loss) from continuing operations before income tax	1,422,502	6,877	(14,537)	1,414,842
Profit(loss) for the year from the continuing operations	1,111,450	5,017	(11,028)	1,105,439
Basic earnings per share (in won)	4,341	—	(45)	4,296
Cash flows from operating activities	5,721,398	4,087	—	5,725,485
Cash flows from investing activities	(3,844,381)	(6,798)	—	(3,851,179)
Cash flows from financing activities	(1,266,474)	(11,330)	—	(1,277,804)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won, except per share amounts)	2011
Accounts	As reported	IFRS 10	IAS 19	Restated
Current assets	9,790,659	55,998	—	9,846,657
Non-current assets	22,294,750	41,140	—	22,335,890
Current liabilities	8,745,125	34,481	—	8,779,606
Non-current liabilities	10,802,475	12,785	—	10,815,260
Operating revenue	21,979,299	108,531	—	22,087,830
Operating expenses	20,002,551	97,010	1,173	20,100,734
Profit(loss) from continuing operations before income tax	1,603,371	7,024	(1,173)	1,609,222
Profit(loss) for the year from the continuing operations	1,452,019	4,227	(889)	1,455,357
Basic earnings per share (in won)	5,947	—	(4)	5,943
Cash flows from operating activities	2,150,309	13,723	—	2,164,032
Cash flows from investing activities	(2,647,997)	(17,643)	—	(2,665,640)
Cash flows from financing activities	768,472	3951	—	772,423

- IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements, reflects the substance of joint arrangements and focuses on the rights and obligations of the parties to the joint arrangements rather than on the legal forms of the arrangements. Joint arrangements are classified into joint operations or joint ventures. The adoption of this standard does not have an impact on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

- IFRS 12, Disclosures of Interests in Other Entities

IFRS 12, Disclosure of Interests in Other Entities, provides disclosure requirements for all types of equity investments in other entities including subsidiaries, associates, joint ventures and unconsolidated structured entities (Notes 14, 38 and 39).

- IFRS 13, Fair Value Measurement

IFRS 13, Fair Value Measurement, provides a precise definition of fair value, and a single source of fair value measurement and disclosure requirements for use across IFRS. The Group has applied this standard prospectively according to the transitional provisions of IFRS 13 and there is no material impact of the application of this standard on the consolidated financial statements.

(2)	New standards, amendments and interpretations not yet adopted

New standards, amendments and interpretations effective for annual periods beginning after January 1, 2013, and not early adopted by the Group are as follows:

- Amendment to IFRS 10, Consolidated Financial Statements

Amendment to IFRS 10, Consolidated Financial Statements, provides that, if a parent company qualifies as an investment entity, it is required to measure its investments in subsidiaries at fair value through profit and loss instead of consolidating these subsidiaries in its consolidated financial statements. The amendment does not apply for a parent of an investment entity if the parent itself is not an investment entity. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

- Amendment to IAS 32, Financial Instruments: Presentation

Amendment to IAS 32, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Group is assessing the impact of application of this amendment on its consolidated financial statements.

- Amendment to IAS 39, Financial Instruments: Recognition and Measurement

Amendment to IAS 39, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group is assessing the impact of application of this amendment on its consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

- Enactment of IFRIC interpretations 2121, Levies

IFRIC interpretations 2121, Levies, are applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy, which is not income tax, is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). This interpretation is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group expects that the application of this interpretation would not have a material impact on its consolidated financial statements.

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with IFRS 10, Consolidated Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has control. The Group controls the corresponding investee when the Group is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Group obtains control of the subsidiary and is deconsolidated when the subsidiary ceases when the Group loses control of the subsidiary.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. All other non-controlling interests are measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs. Acquisition-related costs are expensed as incurred.

Goodwill is recognized as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the identifiable net assets acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Balances of receivables and payables, income and expenses and unrealized gains and losses on transactions between the Company’s subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(2)	Changes in ownership interests in subsidiaries without change of control

In transactions with non-controlling interests, which do not result in loss of control, the Group recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent.

(3)	Disposal of subsidiaries

If the Group loses control of a subsidiary, any investment continuously retained in the subsidiary is re-measured to its fair value at the date when control is lost and any resulting differences are recognized in profit or loss.

(4)	Associates

Associates are all entities over which the Group has significant influence which is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book value as impairment loss.

(5)	Jointly controlled entities

A joint arrangement of which two or more parties have joint control is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (Note 33). The chief operating decision-maker is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2.5	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

(3)	Translation into presentation currency

Different functional currencies are translated into presentation currency using the following procedures.

•	Assets and liabilities at the closing rate at the date of that statement of financial position

•	Income and expenses at average rate for the period

•	Equity at historical rate

•	All resulting exchange differences are recognised in other comprehensive income

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2.7	Financial Assets

(1)	Classification and measurement

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2)	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Group writes off financial assets when the assets are determined to be no longer recoverable.

The objective evidence that a financial asset is impaired includes significant financial difficulty of the issuer or obligor; a delinquency in interest or principal payments over three months; or the disappearance of an active market for that financial asset because of financial difficulties. A decline in the fair value of an available-for-sale equity instrument by more than 30% from its cost or a prolonged decline below its cost for more than six months is also objective evidence of impairment.

(3)	Derecognition

If the Group transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position (Note 16).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2.8	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘finance income (expenses)’ according to the nature of transactions.

The Group applies cash flow hedge accounting for hedging price changes risks on forecast purchases of inventories. The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and the ineffective portion is recognized in ‘operating income (expenses)’. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are included in the initial measurement of the cost of non-financial assets as hedging transactions and recognized as ‘cost of sales’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘operating income (expenses)’.

The Group applies fair value hedge accounting for hedging fixed interest risks on borrowings. The effective portion of changes in fair value of derivatives that are designated and qualify as fair value hedges is recognized as ’finance cost’, and the ineffective portion is recognized as ‘operating income (expenses)’. However, changes in the fair value of the hedged items attributable to hedged risk are recognized as ‘finance cost’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

2.10	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2.11	Property and Equipment

Property and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. In periods subsequent to initial measurement, we recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	3 – 40 years
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	4 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2.13	Intangible Assets

(1)	Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The calculation of the gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units (“CGU”), that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2)	Intangible assets except goodwill

Separately acquired Intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and are carried at historical cost less accumulated amortization. Assets with definite useful lives are amortized using the straight-line method according to the estimated useful lives presented below. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows.

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 – 6 years
Goodwill	Unlimited useful life
Software	6 years
Industrial property rights	2 – 10 years
Frequency usage rights	5.75 – 15 years
Others[1]	3 – 50 years

[1]	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(3)	Research and development costs

Expenditure on research is recognized as an expense as incurred. If the expense as incurred that is identifiable and when the probable future economic benefits are expected, the cost for the new merchandises and technology is recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is the ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured

Other development expenditures that do not meet these criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs, which are stated as intangible assets, are amortized using the straight-line method when the assets are available for use and are tested for impairment.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2.14	Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.15	Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of operating income for the period in which the related expenses for the purpose of the government grants are incurred.

2.16	Impairment of Non-Financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested at least annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of income as ‘finance costs’, together with interest expenses recognized on other financial liabilities.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

As it was unable to measure the embedded derivatives separately from its host contract, the Group designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Group designated as at fair value through profit or loss is a foreign convertible bond.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18	Financial Guarantee Contracts

Financial guarantee contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with IAS 18, Revenue.

2.19	Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2.20	Employee Benefits

(1)	Post-employment benefits

The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurement of the net defined benefit liability is recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.21	Share-based payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

When the options are exercised, the Company issues new shares. The proceeds received, net of any directly attributable transaction costs, are recognized as share capital (nominal value) and share premium.

2.22	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.23	Leases

(1) Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

(2) Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.24	Capital Stock

Common stocks are classified as equity.

Where the Company purchases its own equity share capital, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders until the stocks are cancelled or reissued. Where such shares are subsequently reissued, any consideration received is included in equity attributable to the Company’s equity holders.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2.25	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Group. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Sales of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

The Group sells a range of handsets and other telephone products. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(4)	Commission fees

Commission fees related to the credit card business is recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on a accrual basis.

(5)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(7)	Customer loyalty programme

The Group operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.27	Deferred Loan Fees and Costs

Loan origination fees in relation to loan origination process such as upfront fee, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan using the effective interest rate method. Loan origination costs, which relates to loan origination activities such as commissions to brokers, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan, using the effective interest rate method, if the future economic benefit related costs incurred can be matched with each loan.

In addition, the deferred loan origination fees and costs are offset and the net amounts are presented in the consolidated statement of financial position.

2.28	Non-current Assets Held for Sale and Discontinued Operations

When a component of the Group representing a separate major line of business or geographical area of operation has been disposed of, or is subject to a sale plan involving loss of control of a subsidiary, the Group discloses in the statement of income the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or group to be sold constituting the discontinued operation. The net cash flows attributable to the operating, investing and financing activities of discontinued operations are presented in the notes to the financial statements (Note 40).

2.29	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2.30	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2013 financial statements of the Company was approved by the directors on April 11, 2014.

2.31	US Dollar Convenience Translation

The December 31, 2013 consolidated financial statements are expressed in Korean Won and have been translated into U.S. dollars at the rate of W1,055.3 to US$1, the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. and in effect on December 31, 2013, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Impairment of Goodwill

The Group tests whether goodwill has suffered any impairment annually and also when there are indications that an asset may be impaired. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 13).

3.2	Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Allowance for Doubtful Accounts

The Group recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The estimate of expected terms of customer relationship is based on the historical rate. If management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

3.7	Provisions

As described in Note 17, the Group records provisions for litigation and asset retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment and Investment Property

Depreciation on property and equipment excluding land, condominium memberships, golf club memberships, and broadcasting concession is calculated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

4.	Financial Instruments by category

Financial instruments by category as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	2,057,613	￦	—	￦	—	￦	—	￦	—	￦	2,057,613
Trade and other receivables		6,980,474		—		—		—		—		6,980,474
Loans receivable		1,180,700		—		—		—		—		1,180,700
Finance lease receivables		861,655		—		—		—		—		861,655
Other financial assets		460,394		6,407		21,348		429,875		436		918,460

Total	￦	11,540,836	￦	6,407	￦	21,348	￦	429,875	￦	436	￦	11,998,902

(In millions of Korean won)	2012
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	7,922,662	￦	—	￦	7,922,662
Finance lease liabilities		—		—		41,646		—		41,646
Borrowings		—		—		11,436,119		—		11,436,119
Other financial liabilities		3,216		112,603		16,649		9,328		141,796

Total	￦	3,216	￦	112,603	￦	19,417,076	￦	9,328	￦	19,542,223

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(In millions of Korean won)	2013
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	2,070,869	￦	—	￦	—	￦	—	￦	—	￦	2,070,869
Trade and other receivables		6,053,040		—		—		—		—		6,053,040
Loans receivable		1,348,597		—		—		—		—		1,348,597
Finance lease receivables		709,937		—		—		—		—		709,937
Other financial assets		582,693		15,643		3,496		547,627		3,248		1,152,707

Total	￦	10,765,136	￦	15,643	￦	3,496	￦	547,627	￦	3,248	￦	11,335,150

(In millions of Korean won)	2013
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	8,472,707	￦	—	￦	8,472,707
Finance lease liabilities		—		—		68,210		—		68,210
Borrowings		—		—		11,483,893		—		11,483,893
Other financial liabilities		2,956		150,612		73,080		15,984		242,632

Total	￦	2,956	￦	150,612	￦	20,097,890	￦	15,984	￦	20,267,442

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Income or expense (gain or loss) by financial instrument category for the years ended December 31, 2011, 2012 and 2013, are as follows:

(In millions of Korean won)	2011		2012		2013
Loans and receivables
Interest income[1]	￦	324,985	￦	387,254	￦	279,047
Foreign currency transaction gain(loss)		6,108		(1,198)		23,509
Foreign currency translation gain(loss)		4,762		(3,208)		(5,245)
Loss on disposal		(3,807)		(15,809)		(7,534)
Loss on valuation		(149,667)		(150,389)		(189,665)
Assets at fair value through the profit and loss
Dividend income		13		—		—
Gain(loss) on disposal		(1,120)		10		375
Gain(loss) on valuation		12,951		(80)		(5,427)
Derivatives used for hedging
Transaction gain(loss)		(26,882)		(4,023)		1,134
Gain(loss) on valuation		42,755		(49,729)		127
Other comprehensive income(loss)[2]		52,414		(9,407)		(1,936)
Reclassified to profit or loss from other comprehensive income[2,3]		(31,151)		24,764		1,408
Available-for-sale
Interest income[1]		389		142		345
Dividend income		7,810		6,370		20,841
Gain on disposal		6,724		7,991		2,339
Impairment loss		(4,727)		(3,401)		(5,053)
Other comprehensive income(loss)[2]		60,834		23,952		49,778
Reclassified to profit or loss from other comprehensive income[2]		(1,376)		(4,865)		6,554
Liabilities at fair value through the profit and loss
Foreign currency transaction loss		—		199		42
Gain(loss) on disposal		40		(78)		(676)
Gain on valuation		(142)		331		156
Derivatives used for hedging
Gain(loss) on disposal		—		2,352		(3,339)
Gain(loss) on valuation		1,041		(191,627)		(97,289)
Other comprehensive income(loss)[2]		10,790		(119,883)		(70,367)
Reclassified to profit or loss from other comprehensive income [2,3]		(3,882)		130,103		66,199
Financial liabilities at amortized cost
Interest expense[1,4]		(587,560)		(589,727)		(548,129)
Foreign currency transaction gain(loss)		4,063		3,383		(330)
Foreign currency translation gain(loss)		(85,198)		262,383		104,820
Other liabilities
Financial guarantee gain or loss		(4,973)		(11,216)		9,034

Total	￦	(364,806)	￦	(305,406)	￦	(369,282)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

[1]	KT Capital Co., Ltd. and KT Rental, a subsidiary of the Group, recognizes interest income and expense as operating revenue and expense. Interest income recognized as operating revenue is ￦170,598 million (2011: ￦173,740 million, 2012: ￦184,182 million) and interest expense recognized as operating expense is ￦97,827 million (2011: ￦106,951 million, 2012: ￦116,810 million) for the year ended December 31, 2013.
[2]	The amounts directly reflected in equity before adjustments of deferred income tax.
[3]	During the year, the certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
[4]	The amounts reflected as interest expense arising from derivatives.

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Cash on hand	￦	5,943	￦	5,712
Cash in banks		860,956		885,620
Money market trust		768,259		817,466
Other financial instruments		422,455		362,071

Total	￦	2,057,613	￦	2,070,869

Cash and cash equivalents in the statement of financial position equal cash and cash equivalents in the statements of cash flows.

Restricted cash and cash equivalents as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	Type	2012		2013		Description
Cash and cash equivalents	Restricted deposit	￦	6,690	￦	1,998	Deposit restricted for governmental project

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	4,468,062	￦	(464,126)	￦	(30,906)	￦	3,973,030
Other receivables		2,101,533		(166,204)		(851)		1,934,478

Total	￦	6,569,595	￦	(630,330)	￦	(31,757)	￦	5,907,508

Non-current assets
Trade receivables	￦	688,303	￦	(3,992)	￦	(52,252)	￦	632,059
Other receivables		494,494		(9,736)		(43,851)		440,907

Total	￦	1,182,797	￦	(13,728)	￦	(96,103)	￦	1,072,966

	2013
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	3,791,089	￦	(523,098)	￦	(28,248)	￦	3,239,743
Other receivables		2,143,203		(142,821)		(556)		1,999,826

Total	￦	5,934,292	￦	(665,919)	￦	(28,804)		5,239,569

Non-current assets
Trade receivables	￦	404,372	￦	(2,568)	￦	(33,539)	￦	368,265
Other receivables		500,028		(9,775)		(45,047)		445,206

Total	￦	904,400	￦	(12,343)	￦	(78,586)	￦	813,471

The fair values of trade and other receivables with original maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average borrowing rate.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Details of changes in allowance for doubtful accounts for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012				2013
	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	473,311	￦	169,164	￦	468,118	￦	175,940
Provision		99,037		14,771		151,240		8,926
Reversal or written-off		(117,567)		(9,622)		(92,979)		(34,227)
Changes in the scope of consolidation		10,487		1,632		338		2,349
Others		2,850		(5)		(1,051)		(392)

Ending balance	￦	468,118	￦	175,940	￦	525,666	￦	152,596

Provisions for doubtful trade and other receivables are recognized as operating expenses or finance costs.

Details of aging analysis of trade receivables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Neither past due nor impaired	￦	3,874,113	￦	2,959,284

Past due and impaired
Up to six months		700,683		725,681
Six months to twelve months		131,928		105,607
Over twelve months		366,483		343,102

		1,199,094		1,174,390
Allowance for doubtful accounts		(468,118)		(525,666)

Total	￦	4,605,089	￦	3,608,008

The detail of other receivables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Loans	￦	131,324	￦	89,134
Receivables[1]		2,029,077		2,096,086
Accrued income		24,656		22,603
Refundable deposits		365,161		389,199
Others		1,107		606
Allowance		(175,940)		(152,596)

Total	￦	2,375,385	￦	2,445,032

Current		1,934,478		1,999,826
Non - current		440,907		445,206

[1]	The settlement receivables of BC Card Co., Ltd. of ￦1,553,823 million (2012: ￦1,343,859 million) included.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Details of aging analysis of other receivables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Neither past due nor impaired	￦	2,180,948	￦	2,312,757

Past due and impaired
Up to six months		193,559		105,712
Six months to twelve months		21,041		16,641
Over twelve months		155,777		162,518

		370,377		284,871
Allowance for doubtful accounts		(175,940)		(152,596)

Total	￦	2,375,385	￦	2,445,032

The maximum exposure of trade and other receivables to credit risk is the carrying value of each class of receivables mentioned above as of December 31, 2013. As of December 31, 2013, the Company is provided with guarantees of ￦667,817 million by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

7.	Loans Receivable

Loans receivable are from the Group’s Finance/Rental Business Group, which provides credit card, loan and lease services. Loans receivable as of December 31, 2012 and 2013, are as follows:

Current

(in millions of Korean won)	2012						2013
	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	71,293	￦	—	￦	71,293	￦	82,994	￦	(1,245)	￦	81,749
Loans		581,351		(33,256)		548,095		752,165		(32,722)		719,443
Loans for installment credit		49,205		(1,235)		47,970		38,799		(1,205)		37,594
Deferred loan origination costs		755		—		755		(62)		—		(62)

Total	￦	702,604	￦	(34,491)	￦	668,113	￦	873,896	￦	(35,172)	￦	838,724

Non-Current

(in millions of Korean won)	2012						2013
	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	6,051	￦	(1,599)	￦	4,452	￦	1,073	￦	(103)	￦	970
Loans		406,410		(15,161)		391,249		426,218		(15,929)		410,289
Loans for installment credit		66,517		(1,935)		64,582		46,849		(5,007)		41,842
Deferred loan origination costs		2,336		—		2,336		3,432		—		3,432
New technology financial investment assets		6,788		(2,433)		4,355		6,629		(803)		5,826
New technology financial loans		55,190		(9,577)		45,613		63,575		(16,061)		47,514

Total	￦	543,292	￦	(30,705)	￦	512,587	￦	547,776	￦	(37,903)	￦	509,873

The fair values of trade and other receivables with maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of loans receivables is determined discounting the future cash flow at the weighted average borrowing rate.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Details of changes in allowance for doubtful accounts for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Beginning	￦	43,587	￦	65,196
Provision		32,914		40,743
Reversal or written-off		(12,210)		(30,448)
Others		905		(2,416)

Ending	￦	65,196	￦	73,075

Provisions for doubtful loans receivable are recognized as operating expenses.

Details of aging analysis of loans receivables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Neither past due nor impaired	￦	1,155,838	￦	1,322,206

Past due and impaired
Up to six months		75,942		54,263
Six months to twelve months		3,767		27,312
Over twelve months		10,349		7,891

		90,058		89,466
Allowance for doubtful accounts		(65,196)		(73,075)

Total	￦	1,180,700	￦	1,348,597

The maximum exposure of loans receivables to credit risk is carrying value as of December 31, 2013.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

8.	Other Financial Assets and Liabilities

Other financial assets and liabilities as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Other financial assets
Assets at fair value through the profit and loss	￦	6,407	￦	15,643
Derivatives used for hedge		21,348		3,496
Financial instruments [1]		460,394		582,693
Available-for-sale financial assets		429,875		547,627
Held-to-maturity investments		436		3,248
Less: Non-current		(672,475)		(672,645)

Current	￦	245,985	￦	480,062

Other financial liabilities
Liabilities at fair value through the profit and loss	￦	3,216	￦	2,956
Derivatives used for hedge		112,603		150,612
Financial guarantee liabilities[2]		9,328		15,984
Other financial liabilities		16,649		73,080
Less: Non-current		(69,813)		(178,812)

Current	￦	71,983	￦	63,820

[1]	Financial assets amounting to ￦23,870 million (2012: ￦20,834 million) and ￦70 million (2012: ￦77 million) are collaterals pledged against the investee’s debt and checking account deposit, which are subject to withdrawal restrictions.
[2]	As of December 31, 2013, the Company has funding obligation to Smart Channel Co., Ltd. The related financial guarantee liabilities of ￦5,393 million are recognized(Note 20).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Financial instruments at fair value through the profit and loss as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012				2013
	Assets		Liabilities		Assets		Liabilities
Financial instruments held for trading
Interest rate swap	￦	1	￦	63	￦	1	￦	—
Currency swap		—		—		7,238		—
Currency forward		119		—		499		6
Other derivatives		6,287		—		7,905		148
Financial instruments at fair value through the profit and loss		—		3,153		—		2,802

Total	￦	6,407	￦	3,216	￦	15,643	￦	2,956

The valuation gains and losses on financial instruments held for trading for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011				2012				2013
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Valuation gain		Valuation loss
Interest rate swap	￦	3	￦	45	￦	—	￦	2	￦	—	￦	—
Currency swap		10,229		—		—		—		—		8,395
Currency forward		294		180		118		—		499		6
Other derivatives		2,271		36		—		—		3,789		1,467

Total	￦	12,797	￦	261	￦	118	￦	2	￦	4,288	￦	9,868

The valuation gains and losses on financial instruments at fair value through the profit and loss for the years ended December 31, 2011, 2012 and 2013, are as follows:

(In millions of Korean won)	2011		2012		2013
Foreign currency translation gain	￦	—	￦	199	￦	42
Gain on transactions		112		547		—
Gain on valuations		273		135		309

Total	￦	385	￦	881	￦	351

The maximum exposure of debt securities of financial instruments at fair value through the profit and loss to credit risk is carrying value as of December 31, 2013.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Derivatives used for hedge as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012				2013
	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	￦	—	￦	1,340	￦	—	￦	934
Currency swap [2]		21,348		111,263		3,496		149,678

Total		21,348		112,603		3,496		150,612
Less: Non-current		(21,348)		(50,032)		(3,496)		(105,679)

Current	￦	—	￦	62,571	￦	—	￦	44,933

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond (Note 16).
[2]	The currency swap contract is to hedge the risk of variability in cash flow from the bond (Note 16). In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuations until September 7, 2034.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011						2012						2013
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive income[1]		Valuation gain		Valuation loss		Accumulated other comprehensive income[1]		Valuation gain		Valuation loss		Accumulated other comprehensive income[1]
Interest rate swap	￦	—	￦	—	￦	(135)	￦	—	￦	—	￦	(1,206)	￦	—	￦	—	￦	405
Currency swap		52,727		8,931		83,517		—		241,356		(169,361)		127		97,289		(95,792)

Total	￦	52,727	￦	8,931	￦	83,382	￦	—	￦	241,356	￦	(170,567)	￦	127	￦	97,289	￦	(95,387)

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation loss of ￦1,241 million for the current period (2011: valuation profit of ￦2,714 million, 2012: valuation loss of ￦29,183 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Details of available-for-sale financial assets as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Marketable equity securities	￦	49,156	￦	55,347
Non-marketable equity securities		369,766		466,302
Marketable debt securities		4,935		25,211
Non-marketable debt securities		6,018		767
Less: Non-current		(424,814)		(544,968)

Current	￦	5,061	￦	2,659

Changes of available-for-sale financial assets for the years ended December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Beginning	￦	429,065	￦	429,875
Acquisition		86,622		127,052
Disposal		(111,194)		(66,917)
Valuation[1]		31,599		65,670
Impairment		(3,401)		(5,053)
Reclassification		(3,762)		(3,000)
Changes in scope of consolidation		1,056		—
Others		(110)		—

Ending	￦	429,875	￦	547,627

[1]	The amount before adjustment of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying value as of December 31, 2013.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

9.	Inventories

Inventories as of December 31, 2012 and 2013, are as follows:

	2012						2013
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book Value		Acquisition cost		Valuation allowance		Book Value
Merchandise	￦	702,249	￦	(33,988)	￦	668,261	￦	719,164	￦	(122,919)	￦	596,245
Goods in transit		193,720		—		193,720		611		—		611
Others		73,326		(274)		73,052		77,051		(289)		76,762

Total	￦	969,295	￦	(34,262)	￦	935,033	￦	796,826	￦	(123,208)	￦	673,618

Cost of inventories and valuation loss on inventory write-downs recognized as expenses amount to ￦3,797,973 million (2011: ￦4,530,779 million, 2012: ￦4,568,286 million) and ￦88,946 million, respectively, during the year (2011: ￦23,877 million, 2012: ￦23,931 million).

10.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Other assets
Advance payments	￦	128,838	￦	134,758
Prepaid expenses		244,771		258,387
Others		84,028		22,199
Less: Non-current		(95,178)		(75,748)

Current	￦	362,459	￦	339,596

Other liabilities
Advances received	￦	146,678	￦	191,767
Withholdings		93,910		129,484
Unearned revenue		42,208		27,313
Others		1,035		1,512
Less: Non-current		(41,426)		(2,000)

Current	￦	242,405	￦	348,076

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

11.	Property and Equipment

The changes in property and equipment for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012
	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,207,203	￦	3,578,231	￦	33,484,020	￦	2,012,681	￦	758,345	￦	41,040,480
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,218,432)		(24,259,715)		(1,445,321)		(26,886)		(26,950,486)

Balance at 2012.1.1	￦	1,207,071	￦	2,359,799	￦	9,224,305	￦	567,360	￦	731,459	￦	14,089,994
Acquisition		9,554		4,582		151,698		447,717		3,253,263		3,866,814
Disposal/Abandonment[1]		(17,200)		(42,335)		(65,727)		(156,694)		(12,065)		(294,021)
Depreciation		—		(134,673)		(2,389,952)		(351,539)		—		(2,876,164)
Transfer in (out)		16,049		82,700		2,922,815		121,294		(3,142,858)		—
Inclusion in scope of consolidation[2]		13,097		5,565		81		967,914		1,524		988,181
Exclusion from scope of consolidation		—		—		(63)		(18)		—		(81)
Others		14,685		(89,708)		9,801		75,164		21,701		31,643

Balance at 2012.12.31	￦	1,243,256	￦	2,185,930	￦	9,852,958	￦	1,671,198	￦	853,024	￦	15,806,366

Acquisition cost	￦	1,243,388	￦	3,264,020	￦	32,184,133	￦	3,632,642	￦	867,842	￦	41,192,025
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,078,090)		(22,331,175)		(1,961,444)		(14,818)		(25,385,659)

[1]	Land and buildings disposed of in connection with the sale and leaseback transactions with AJU-KTM private funding real-estate investment trust No. 1 and K-REALTY CR-REIT 2 were included (Note 29).
[2]	Operating lease of ￦959,056 million with KT Rental is included in changes in scope of consolidation.

(in millions of Korean won)	2013
	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,243,388	￦	3,264,020	￦	32,184,133	￦	3,632,642	￦	867,842	￦	41,192,025
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,078,090)		(22,331,175)		(1,961,444)		(14,818)		(25,385,659)

Balance at 2013.1.1	￦	1,243,256	￦	2,185,930	￦	9,852,958	￦	1,671,198	￦	853,024	￦	15,806,366
Acquisition		2,718		14,178		417,218		1,051,278		2,843,801		4,329,193
Disposal/Abandonment		(3,297)		(21,448)		(173,102)		(157,278)		(283,677)		(638,802)
Depreciation		—		(112,046)		(2,428,859)		(553,709)		—		(3,094,614)
Transfer in (out)		9,671		12,544		2,188,686		104,024		(2,314,925)		—
Inclusion in scope of consolidation		42		39		293		9		—		383
Exclusion from scope of consolidation		—		(379)		(87)		(348)		—		(814)
Others		1,090		(18,848)		36,618		(13,792)		(19,816)		(14,748)

Balance at 2013.12.31	￦	1,253,480	￦	2,059,970	￦	9,893,725	￦	2,101,382	￦	1,078,407	￦	16,386,964

Acquisition cost	￦	1,253,612	￦	3,270,339	￦	32,103,084	￦	4,232,627	￦	1,092,155	￦	41,951,817
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,210,369)		(22,209,359)		(2,131,245)		(13,748)		(25,564,853)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Details of property, plant and equipment provided as collateral as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012
	Carrying amount		Secured amount		Related line item	Related amount	Secured party
Buildings	￦	11,836	￦	7,800	Borrowings	6,000	Shinhan Bank
Machinery and equipment		48,232		12,439	Borrowings	10,411	Korea Exchange Bank

(in millions of Korean won)	2013
	Carrying amount		Secured amount		Related line item	Related amount	Secured party
Buildings	￦	11,356	￦	7,800	Borrowings	6,000	Shinhan bank
Machinery and equipment		37,248		2,786	Borrowings	2,322	Korea Exchange bank

The borrowing costs capitalized for qualifying assets amount to ￦20,144 million (2011: ￦14,675 million, 2012: ￦12,126 million) in 2013. The interest rate applied to calculate the capitalized borrowing costs in 2013 is 3.95% to 4.44%. (2012: 4.46% to 4.89%).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

12.	Investment Property

The changes in investment property for years ended December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Land		Buildings		Total
Acquisition cost	￦	325,158	￦	1,195,175	￦	1,520,333
Accumulated depreciation		—		(361,228)		(361,228)

Beginning	￦	325,158	￦	833,947	￦	1,159,105
Disposal [1]		(2,619)		(70,024)		(72,643)
Depreciation		—		(49,006)		(49,006)
Transfer		12,908		104,849		117,757

Ending	￦	335,447	￦	819,766	￦	1,155,213

Acquisition cost	￦	335,447	￦	1,022,454	￦	1,357,901
Accumulated depreciation		—		(202,688)		(202,688)

[1]	Land and buildings disposed of in connection with the sale and leaseback transactions with Aju-KTM private funding real estate investment trust No.1 and K-REALTY CR-REIT 2 were included.

	2013
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	335,447	￦	1,022,454	￦	—	￦	1,357,901
Accumulated depreciation		—		(202,688)		—		(202,688)

Beginning	￦	335,447	￦	819,766	￦	—	￦	1,155,213
Acquisition		3,053		11,352		3,778		18,183
Disposal		(420)		(7,657)		—		(8,077)
Depreciation		—		(47,232)		—		(47,232)
Transfer		(9,116)		(3,476)		—		(12,592)

Ending	￦	328,964	￦	772,753	￦	3,778	￦	1,105,495

Acquisition cost	￦	328,964	￦	1,015,079	￦	3,778	￦	1,347,821
Accumulated depreciation		—		(242,326)		—		(242,326)

The fair value of investment property is ￦2,051,183 million as of December 31, 2013 (2012: ￦2,335,642 million). The fair value of investment property is estimated based on the expected cash flow.

Rental income from investment property is ￦197,673 million in 2013 (2011: ￦150,752 million, 2012: ￦203,328 million) and direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period are recognized as operating expenses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Details of investment property provided as collaterals as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012
	Carrying amount		Secured amount		Collateral for	Amount of deposit received
Buildings	￦	545,872	￦	59,098	Deposits received	￦	37,741

(in millions of Korean won)	2013
	Carrying amount		Secured amount		Collateral for	Amount of deposit received
Land	￦	23,258	￦	1,484	Deposits	￦	31,727
Buildings		360,489		40,713	received

13.	Intangible Assets

The changes in intangible assets for the years ended December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	457,144	￦	1,069,158	￦	555,808	￦	1,783,508	￦	886,785	￦	4,752,403
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(642,530)		(331,169)		(887,811)		(238,549)		(2,107,808)

Balance at 2012.1.1	￦	449,395	￦	426,628	￦	224,639	￦	895,697	￦	648,236	￦	2,644,595
Acquisition[1]		—		322,350		72,434		267,161		68,572		730,517
Disposal /Abandonment		(1,705)		(612)		(1,142)		—		(4,413)		(7,872)
Amortization		—		(127,237)		(59,931)		(118,500)		(82,995)		(388,663)
Inclusion in scope of consolidation [2]		150,337		9,341		1,176		—		77,035		237,889
Exclusion in scope of consolidation		—		—		(234)		—		—		(234)
Others		—		(1,807)		3,084		—		(3,871)		(2,594)

Balance at 2012.12.31	￦	598,027	￦	628,663	￦	240,026	￦	1,044,358	￦	702,564	￦	3,213,638

Acquisition cost	￦	605,776	￦	1,393,089	￦	614,069	￦	1,924,869	￦	1,013,046	￦	5,550,849
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(764,426)		(374,043)		(880,511)		(310,482)		(2,337,211)

[1]	The Company acquired 800MHz frequency and 2.3GHz frequency amortized over the life of usage rights using the straight-line method.
[2]	As a result of additional acquisition of ownership interest in KT Rental, intangible assets such as the customer base measured at fair value in accordance with IFRS 3, “Business Combination”, are included (Note 37). These intangible assets were not recorded in the statements of financial position of KT Rental.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

	2013
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	605,776	￦	1,393,089	￦	614,069	￦	1,924,869	￦	1,013,046	￦	5,550,849
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(764,426)		(374,043)		(880,511)		(310,482)		(2,337,211)

Balance at 2013.1.1	￦	598,027	￦	628,663	￦	240,026	￦	1,044,358	￦	702,564	￦	3,213,638
Acquisition[1]		9,272		137,420		87,898		844,462		125,563		1,204,615
Disposal / Abandonment		—		(57,956)		(5,645)		—		(7,617)		(71,218)
Amortization		—		(155,280)		(61,413)		(161,226)		(100,983)		(478,902)
Impairment		(12,954)		(4,743)		(1,019)		—		(17,490)		(36,206)
Inclusion in scope of consolidation [2]		—		—		501		—		—		501
Exclusion in scope of consolidation		—		—		—		—		—		—
Others		(2,006)		(30)		1,968		(388)		(4,579)		(5,035)

Balance at 2013.12.31	￦	592,339	￦	548,074	￦	262,316	￦	1,727,206	￦	697,458	￦	3,827,393

Acquisition cost	￦	610,715	￦	1,359,478	￦	681,176	￦	2,768,943	￦	1,100,540	￦	6,520,852
Accumulated amortization (including accumulated impairment loss and others)		(18,376)		(811,404)		(418,860)		(1,041,737)		(403,082)		(2,693,459)

[1]	The Company had acquired the 1.8GHz frequency amortized using the straight-line method.

The carrying value of facility usage rights with indefinite useful life not subject to amortization is ￦150,654 million (2012: ￦160,299 million) as of December 31, 2013.

Goodwill is allocated to the Group’s cash-generating unit. As of December 31, 2013, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
Telecom wireless business & Convergence/Customer [1]	￦	65,057
Finance and Rental
KT Rental [2]		131,426
BC Card Co., Ltd. [3]		41,234
Others
KT Skylife Co., Ltd. [4]		306,303
KT Powertel Co., Ltd. and others		48,319

Total	￦	592,339

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

[1]	The recoverable amounts of mobile business are calculated based on value-in use calculations. These calculations use pre-tax cash flow projections for the next four years based on financial budgets approved by management. Cash flow exceeds the financial budgets are estimated by the expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined pre-tax cash flow projections based on past performance and its estimation of market growth. Specific risks of the related operating segment are reflected in its discount rate. As a result of the impairment test, there is no impairment loss on goodwill allocated to the mobile business as of December 31, 2013.
[2]	The recoverable amounts of KT Rental are calculated based on value-in use calculations. These calculations use pre-tax cash flow projections for the next five years based on financial budgets approved by management. Cash flow exceeds the financial budgets are projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generating unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined pre-tax cash flow projections based on past performance and its estimation of market growth. Specific risks of the related operating segment are reflected in its discount rate. As a result of the impairment test, there is no impairment loss on goodwill allocated to KT Rental as of December 31, 2013.
[3]	The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in use calculations. These calculations use pre-tax cash flow projections for the next five years based on financial budgets approved by management. Cash flow exceeds the financial budgets are projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generating unit belongs in. The Company estimated its revenue growth rate based on past performance and its expectation of future market changes. The Company determined pre-tax cash flow projections based on past performance and its estimation of market growth. Specific risks of the related operating segment are reflected in its discount rate. As a result of the impairment test, there is no impairment loss on goodwill allocated to BC Card as of December 31, 2013.
[4]	The recoverable amounts of KT Skylife Co., Ltd. are determined based on fair value of KT Skylife less costs to sell. As a result of the impairment test based on the determined recoverable amounts, there is no impairment loss on goodwill allocated to KT Skylife as of December 31, 2013.

As a result of the impairment test, the Group recognized the impairment losses of ￦12,954 million on goodwill allocated to Enswers Inc. and others and recognized the losses as operating expenses in the consolidated statement of the income. The Group considers that the carrying value of other cash generating units does not exceed the recoverable amount of the CGUs.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

14.	Investments in Associates and Jointly Controlled Entities

Details of associates as of December 31, 2013, are as follows:

(a) Associates

Company	Percentage of ownership (%)		Location	Date of financial statements	Remarks
	2012	2013
KTCS Corporation [1]	17.8%	17.8%	Korea	December 31	[1]
KTIS Corporation [1]	17.8%	17.8%	Korea	December 31	[1]
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment [2]	50.0%	50.0%	Korea	December 31
Boston Global Film & Contents Fund L.P	27.7%	27.7%	Korea	December 31	[2]
Mongolian Telecommunications	40.0%	40.0%	Mongolia	December 31
Metropol Property LLC	34.0%	34.0%	Uzbekistan	December 31
KT Wibro Infra Co., Ltd.	26.2%	26.2%	Korea	December 31
QTT Global (Group) Company Limited	25.0%	25.0%	China	December 31

[1]	KTCS Corporation and KTIS Corporation provide telephone number directory enquiries services. At the end of the reporting period, even though the Group has less than 20% ownership, the equity method of accounting has been applied as it is considered that the Group has significant influence over the operating and financial policies of these entities.
[2]	At the end of the reporting period, even though the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner in the investment fund, cannot participate in determining the operating and financial policies.

The changes in investments in associates and jointly controlled entities for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012
	Beginning		Acquisition (Disposal)		Reclassification		Share of income (loss) from jointly controlled entities and associates[1]		Other		Ending
KT Rental[2]	￦	175,235	￦	—	￦	(179,719)	￦	9,370	￦	(4,886)	￦	—
KTCS Corporation		20,327		—		—		1,456		1		21,784
KTIS Corporation		21,088		—		—		782		—		21,870
Korea Information & Technology Fund		119,492		—		—		1,621		—		121,113
KT-SB Venture Investment		12,643		—		—		(258)		—		12,385
Boston Global Film & Contents Fund L.P		7,535		—		—		(633)		—		6,902
Mongolian Telecommunications		11,232		—		—		232		(1,465)		9,999
Metropol Property LLC		1,746		—		—		37		—		1,783
KT Wibro Infra Co., Ltd.		66,206		—		—		534		1		66,741
SMART CHANNEL Co., Ltd.		2,748		—		—		(2,748)		—		—
KTF-CJ Music Contents Investment Fund[3]		5,038		—		—		14		—		5,052
QTT Global (Group) Company Limited		—		12,746		—		203		—		12,949
Others		56,707		38,540		—		13,698		(10,028)		98,917

	￦	499,997	￦	51,286	￦	(179,719)	￦	24,308	￦	16,377	￦	379,495

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

[1]	KT Capital Co., Ltd., a subsidiary of the Company, recognizes its share in income (loss) from jointly controlled entities and associates as operating revenue and expense. These include its share in income from jointly controlled entities and associates of ￦4,155 million (2011: ￦2,701 million, 2012: ￦6,591 million) recognized as operating revenue and the share in loss from jointly controlled entities and associates of ￦534 million (2011: ￦136 million , 2012: ￦362 million) recognized as operating expense.
[2]	The Company had joint control over the entity until December 31, 2011, based on an agreement among the shareholders and classified the related investments as investments in joint ventures. However, during 2012, the restriction on controlling power of the Company under the shareholders’ agreement between the Company and the second major shareholder was lifted, and therefore KT rental became a subsidiary (Note 37),

	2013
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of income (loss) from jointly controlled entities and associates[1]		Other		Ending
KTCS Corporation	￦	21,784	￦	—	￦	2,702	￦	(2,306)	￦	22,180
KTIS Corporation		21,870		—		2,511		(1,053)		23,328
Korea Information & Technology Fund		121,113		—		2,910		(241)		123,782
KT-SB Venture Investment		12,385		3,750		216		(421)		15,930
Boston Global Film & Contents Fund L.P		6,902		—		94		—		6,996
Mongolian Telecommunications		9,999		—		172		(1,475)		8,696
Metropol Property LLC		1,783		—		558		(982)		1,359
KT Wibro Infra Co., Ltd.		66,741		—		812		—		67,553
KTF-CJ Music Contents Investment Fund		5,052		(3,561)		(1,491)		—		—
QTT Global (Group) Company Limited		12,949		—		121		45		13,115
KT-CKP new media Investment Fund		—		2,250		(73)		—		2,177
Others		98,917		(9,188)		1,690		(12,632)		78,787

	￦	379,495	￦	(6,749)	￦	10,222	￦	(19,065)	￦	363,903

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The summary of financial information of associates and joint ventures as of and for the years ended December 31, 2012 and 2013, follows:

(In millions of Korean won)	2012
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KTCS Corporation	￦	145,616	￦	34,224	￦	55,562	￦	1,748
KTIS Corporation		141,634		37,076		50,387		5,287
Korea Information & Technology Fund		195,164		168,182		6		—
KT-SB Venture Investment		4,898		20,411		538		—
Boston Global Film & Contents Fund L.P.		18,004		6,925		6		—
Mongolian Telecommunications		16,675		15,707		7,383		—
Metropol Property LLC		2,665		—		491		—
KT Wibro Infra Co., Ltd		135,638		123,727		4,772		30
K-Realty CR-REITs No.1		13,376		488,177		3,739		294,281
Others		140,956		312,872		130,740		59,479

	￦	814,626	￦	1,207,301	￦	253,624	￦	360,825

(In millions of Korean won)	2012
	Operating revenue		Net profit (loss)		Other comprehensive income		Total comprehensive income		Dividends received from associates
KTCS Corporation	￦	384,165	￦	17,714	￦	(1,041)	￦	16,673	￦	407
KTIS Corporation		388,370		17,535		(340)		17,195		310
Korea Information & Technology Fund		19,444		5,820		—		5,820		208
KT-SB Venture Investment		141		(384)		—		(384)		—
Boston Global Film & Contents Fund L.P.		762		(2,284)		—		(2,284)		—
Mongolian Telecommunications		17,058		342		23		365		120
Metropol Property LLC		747		224		3		227		—
KT Wibro Infra Co., Ltd		2,084		2,700		—		2,700		—
K-Realty CR-REITs No.1		36,912		12,280		—		12,280		1,142
Others		445,690		2,997		92		3,089		5,981

	￦	1,295,373	￦	56,944	￦	(1,263)	￦	55,681	￦	8,168

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(In millions of Korean won)	2013
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KTCS Corporation	￦	130,585	￦	50,403	￦	54,115	￦	2,061
KTIS Corporation		140,119		41,733		48,636		2,124
Korea Information & Technology Fund		132,143		239,203		—		—
KT-SB Venture Investment		5,578		26,964		682		—
Boston Global Film & Contents Fund L.P.		12,905		12,504		147		—
Mongolian Telecommunications		14,670		12,869		5,798		—
Metropol Property LLC		4,267		—		3,340		—
KT Wibro Infra Co., Ltd		159,309		103,401		5,004		45
K-Realty CR-REITs No.1		11,620		484,204		3,534		294,474
Others		126,914		293,899		122,742		62,038

	￦	738,110	￦	1,265,180	￦	243,998	￦	360,742

(In millions of Korean won)	2013
	Operating revenue		Net profit (loss)		Other comprehensive income		Total comprehensive income		Dividends received from associates
KTCS Corporation	￦	396,212	￦	14,480	￦	(4,293)	￦	10,187	￦	813
KTIS Corporation		387,720		13,573		(3,274)		10,299		620
Korea Information & Technology Fund		17,345		8,730		—		8,730		—
KT-SB Venture Investment		370		637		—		637		421
Boston Global Film & Contents Fund L.P.		513		339		—		339		—
Mongolian Telecommunications		10,877		447		(42)		405		23
Metropol Property LLC		502		133		6		139		911
KT Wibro Infra Co., Ltd		1,660		3,169		—		3,169		—
K-Realty CR-REITs No.1		39,064		11,091		—		11,091		2,521
Others		395,534		(4,589)		(336)		(4,925)		5,292

	￦	1,249,797	￦	48,010	￦	(7,939)	￦	40,071	￦	10,601

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as of and for the years end December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012
	Net assets		Percentage of ownership	Share in net assets		Goodwill		Intercompany transaction		Book value
KTCS Corporation	￦	122,530	17.8%	￦	21,811	￦	—	￦	(27)	￦	21,784
KTIS Corporation[2]		123,036	17.8%		21,906		—		(36)		21,870
Korea Information & Technology Fund		363,340	33.3%		121,113		—		—		121,113
KT-SB Venture Investment[3]		24,771	50.0%		12,385		—		—		12,385
Boston Global Film & Contents Fund L.P		24,923	27.7%		6,902		—		—		6,902
Mongolian Telecommunications		24,999	40.0%		9,999		—		—		9,999
Metropol Property LLC		2,174	34.0%		739		1,044		—		1,783
KT Wibro Infra Co., Ltd.		254,563	26.2%		66,741		—		—		66,741

(in millions of Korean won)	2013
	Net assets		Percentage of ownership	Share in net assets		Goodwill		Intercompany transaction		Book value
KTCS Corporation	￦	124,812	17.8%	￦	22,217	￦	—	￦	(37)	￦	22,180
KTIS Corporation		131,092	17.8%		23,340		—		(12)		23,328
Korea Information & Technology Fund		371,346	33.3%		123,782		—		—		123,782
KT-SB Venture Investment[3]		31,860	50.0%		15,930		—		—		15,930
Boston Global Film & Contents Fund L.P		25,262	27.7%		6,996		—		—		6,996
Mongolian Telecommunications		21,741	40.0%		8,696		—		—		8,696
Metropol Property LLC		927	34.0%		315		1,044		—		1,359
KT Wibro Infra Co., Ltd.		257,661	26.2%		67,553		—		—		67,553

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Marketable investments in associates and joint ventures as of December 31, 2012 and 2013, are as follows:

	2012
	Number of shares	Book Value	Fair Value
		(In millions of Korean won)	(In millions of Korean won)
KTCS Corporation	8,132,130	21,784	18,623
KTIS Corporation	6,196,190	21,870	19,518
Mongolian Telecommunications	10,348,111	9,999	14,741

	2013
	Number of shares	Book Value	Fair Value
		(In millions of Korean won)	(In millions of Korean won)
KTCS Corporation	8,132,130	22,180	28,218
KTIS Corporation	6,196,190	23,328	31,539
Mongolian Telecommunications	10,348,111	8,696	10,083

The Group has not recognized loss from associates and jointly controlled entities of ￦17,428 million for the year (2011: ￦5,633 million, 2012: ￦7,308 million). The accumulated comprehensive loss of joint ventures and associates as of December 31, 2013, which was not recognized by the Group is ￦39,571 million (2011: ￦15,490 million, 2012: ￦22,143 million).

The following equity securities owned by the Company are pledged as collateral for the investee’s borrowings:

(In millions of Korean won)	Investee	Amount
Investments in associate	Smart Channel Co., Ltd.	￦	6,500

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

15.	Trade and other payables

The Group’s trade and other payables as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Current liabilities
Trade payables	￦	1,822,895	￦	1,716,686
Other payables		5,398,407		5,697,137

Total	￦	7,221,302	￦	7,413,823

Non-current liabilities
Trade payables	￦	10,696	￦	10,430
Other payables		690,664		1,048,454

Total	￦	701,360	￦	1,058,884

Details of other payables as of December 31, 2012 and 2013, are as follows:

(In millions of Korean won)	2012		2013
Non-trade payables[1]	￦	3,969,065	￦	4,469,781
Accrued expenses		772,013		937,307
Operating deposits		880,895		863,494
Other		467,098		475,009
Less: non-current		(690,664)		(1,048,454)

Current	￦	5,398,407	￦	5,697,137

[1]	Settlement payables of BC Card Co., Ltd. of ￦1,725,396 million related to credit card transaction included as of December 31, 2013 (2012: ￦1,519,242 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

16.	Bonds Payable and Borrowings

Details of bonds payable and borrowings as of December 31, 2012 and 2013, are as follows:

Bonds Payable

(in millions of Korean won and thousands of foreign currencies)			2012				2013
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	Jun 24, 2014	5.88%	USD	600,000	￦	642,660	USD	600,000	￦	633,180
MTNP notes [1]	Sep 07, 2034	6.50%	USD	100,000		107,110	USD	100,000		105,530
MTNP notes [1]	Jul 15, 2015	4.88%	USD	400,000		428,440	USD	400,000		422,120
MTNP notes [1]	May 03, 2016	5.88%	USD	200,000		214,220	USD	200,000		211,060
Reg S bonds	Jan 20, 2017	3.88%	USD	350,000		374,885	USD	350,000		369,355
FR notes	Sep 11, 2013	LIBOR(3M) +1.50%	USD	200,000		214,220		—		—
FR notes [2]	Apr 9, 2013	LIBOR(3M) +0.47%	USD	100,000		107,110		—		—
FR notes[2]	Jan 25, 2013	1.58%	JPY	35,000,000		436,625		—		—
FR notes	Aug 28, 2018	LIBOR(3M) +1.15%		—		—	USD	300,000		316,590
Japanese yen bonds	Jan 29, 2015	0.59%		—		—	JPY	5,000,000		50,233
Japanese yen bonds	Jan 29, 2016	0.70%		—		—	JPY	18,200,000		182,848
Japanese yen bonds	Jan 29, 2018	0.86%		—		—	JPY	6,800,000		68,317
The 159th Public bond	Oct 27, 2013	5.39%		—		300,000		—		—
The 163rd Public bond	Mar 30, 2014	5.51%		—		170,000		—		170,000
The 165-2nd Public bond	Aug 26, 2014	4.44%		—		140,000		—		140,000
The 167-2nd Public bond	Apr 20, 2015	4.84%		—		100,000		—		100,000
The 168-2nd Public bond	Jun 21, 2015	4.66%		—		90,000		—		90,000
The 171st Public bond	Feb 28, 2013	5.41%		—		100,000		—		—
The 173-1st Public bond	Aug 6, 2013	6.49%		—		100,000		—		—
The 173-2nd Public bond	Aug 06, 2018	6.62%		—		100,000		—		100,000
The 175-2nd Public bond	Feb 27, 2014	5.47%		—		360,000		—		360,000
The 176-2nd Public bond	May 28, 2014	5.06%		—		170,000		—		170,000
The 176-3rd Public bond	May 28, 2016	5.24%		—		260,000		—		260,000
The 177-1st Public bond	Feb 9, 2013	4.86%		—		240,000		—		—
The 177-2nd Public bond	Feb 09, 2015	5.26%		—		190,000		—		190,000
The 177-3rd Public bond	Feb 09, 2017	5.38%		—		170,000		—		170,000
The 178-1st Public bond [2]	Jan 18, 2013	LIBOR(3M) +1.05%	USD	100,000		107,110		—		—
The 178-2nd Public bond [2]	Jan 17, 2014	LIBOR(3M) +1.05%	USD	100,000		107,110	USD	100,000		105,530
The 179th Public bond	Mar 29, 2018	4.47%		—		260,000		—		260,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The 180-1st Public bond	Apr 26, 2016	4.35%	—	210,000	—	210,000
The 180-2nd Public bond	Apr 26, 2021	4.71%	—	380,000	—	380,000
The 181-1st Public bond	Aug 26, 2016	3.94%	—	260,000	—	260,000
The 181-2nd Public bond	Aug 26, 2018	3.99%	—	90,000	—	90,000
The 181-3rd Public bond	Aug 26, 2021	4.09%	—	250,000	—	250,000
The 182-1st Public bond	Oct 28, 2016	4.11%	—	320,000	—	320,000
The182-2nd Public bond	Oct 28, 2021	4.31%	—	100,000	—	100,000
The 183-1st Public bond	Dec 22, 2016	3.81%	—	50,000	—	50,000
The 183-2nd Public bond	Dec 22, 2021	4.09%	—	90,000	—	90,000
The 183-3rd Public bond	Dec 22, 2031	4.27%	—	160,000	—	160,000
The 184-1st Public bond	Apr 10, 2018	2.74%	—	—	—	120,000
The 184-2nd Public bond	Apr 10, 2023	2.95%	—	—	—	190,000
The 184-3rd Public bond	Apr 10, 2033	3.17%	—	—	—	100,000
The 185-1st Public bond	Sep 16, 2018	3.46%	—	—	—	200,000
The 185-2nd Public bond	Sep 16, 2020	3.65%	—	—	—	300,000
The 51-2nd Public bond	Jun 20,2013	6.41%	—	70,000	—	—
The 52-2nd Public bond	Oct 4, 2013	6.64%	—	100,000	—	—
The 26th Public bond	Apr 19, 2013	5.15%	—	10,000	—	—
The 27th Public bond	Jul 25, 2014	5.04%	—	5,000	—	5,000
The 17-3rd Public bond	May 30, 2013	7.14%	—	50,000	—	—
The 18-4th Public bond	Jun 23, 2013	7.55%	—	10,000	—	—
The 32-2nd Public bond	Jan 22, 2013	5.95%	—	50,000	—	—
The 32-3rd Public bond	Jan 22, 2015	6.70%	—	30,000	—	30,000
The 33rd Public bond	Feb 11, 2015	6.45%	—	50,000	—	50,000
The 34-2nd Public bond	Feb 26, 2013	5.60%	—	10,000	—	—
The 35-2nd Public bond	Mar 22, 2013	5.05%	—	30,000	—	—
The 36-2nd Public bond	Apr 30, 2013	4.75%	—	30,000	—	—
The 36-3rd Public bond	Apr 30, 2015	5.65%	—	20,000	—	20,000
The 37-3rd Public bond	Jun 30, 2013	5.45%	—	20,000	—	—
The 37-4th Public bond	June 30, 2014	5.85%	—	10,000	—	10,000
The 38-3rd Public bond	Jul 19, 2014	5.85%	—	10,000	—	10,000
The 39th Public bond	Jul 30, 2013	5.35%	—	30,000	—	—
The 40-2nd Public bond	Aug 10, 2013	5.33%	—	20,000	—	—
The 40-3rd Public bond	Aug 10, 2015	5.95%	—	20,000	—	20,000
The 41-2nd Public bond	Sep 17, 2013	4.63%	—	20,000	—	—
The 41-3rd Public bond	Sep 17, 2014	5.10%	—	10,000	—	10,000
The 42-1st Public bond	Nov 22, 2013	4.62%	—	30,000	—	—
The 42-2nd Public bond	Nov 22, 2014	5.10%	—	20,000	—	20,000
The 42-3rd Public bond	Nov 22, 2015	5.44%	—	10,000	—	10,000
The 43-1st Public bond	Jan 28, 2014	5.05%	—	40,000	—	40,000
The 43-2nd Public bond	Jan 28, 2015	5.32%	—	10,000	—	10,000
The 43-3rd Public bond	Jan 28, 2016	5.75%	—	30,000	—	30,000
The 44-2nd Public bond	Apr 28, 2013	4.53%	—	30,000	—	—
The 44-3rd Public bond	Oct 28, 2013	4.76%	—	20,000	—	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The 45th Private bond	May 18, 2014	4.80%	—	30,000	—	30,000
The 46-1st Public bond	Feb 26, 2013	4.10%	—	20,000	—	—
The 46-2nd Public bond	May 26, 2014	4.50%	—	40,000	—	40,000
The 46-3rd Public bond	May 26, 2015	4.71%	—	20,000	—	20,000
The 46-4th Public bond	May 26, 2016	4.90%	—	20,000	—	20,000
The 47th Public bond	Jun 23, 2014	4.50%	—	30,000	—	30,000
The 48th Public bond	Aug 11, 2016	4.71%	—	10,000	—	10,000
The 49th Public bond	Aug 23, 2014	CD(91D) +0.93%	—	20,000	—	20,000
The 50-1st Public bond	Mar 21, 2013	4.30%	—	20,000	—	—
The 50-2nd Public bond	Sep 21, 2016	4.87%	—	5,000	—	5,000
The 51-1st Public bond	Sep 30, 2014	4.69%	—	10,000	—	10,000
The 51-2nd Public bond	Sep 30, 2016	4.92%	—	20,000	—	20,000
The 52-1st Public bond	Oct 11, 2013	4.49%	—	10,000	—	—
The 52-2nd Public bond	Oct 11, 2014	CD(91D) +1.10%	—	10,000	—	10,000
The 53rd Public bond	Oct 17, 2013	4.39%	—	20,000	—	—
The 54th Public bond	Oct 28, 2014	4.64%	—	10,000	—	10,000
The 55-1st Public bond	Nov 16, 2014	4.46%	—	40,000	—	40,000
The 55-2nd Public bond	Nov 16, 2015	4.56%	—	20,000	—	20,000
The 55-3rd Public bond	Nov 16, 2016	4.74%	—	5,000	—	5,000
The 56th Public bond	Dec 13, 2014	4.18%	—	35,000	—	35,000
The 57-1st Public bond	Oct 05, 2014	CD(91D) +0.87%	—	50,000	—	50,000
The 57-2nd Public bond	Jan 05, 2016	4.44%	—	20,000	—	20,000
The 57-3rd Public bond	Jan 05, 2017	4.61%	—	30,000	—	30,000
The 58-1st Public bond	Jul 10, 2014	4.27%	—	30,000	—	30,000
The 58-2nd Public bond	Jul 10, 2015	4.37%	—	20,000	—	20,000
The 59-1st Public bond	May 25, 2015	3.78%	—	20,000	—	20,000
The 59-2nd Public bond	May 25, 2016	3.87%	—	20,000	—	20,000
The 59-3rd Public bond	May 25, 2017	4.03%	—	40,000	—	40,000
The 60th Public bond	Jul 13, 2015	CD(91D) +0.39%	—	40,000	—	40,000
The 61st Public bond	Sep 22, 2017	3.65%	—	45,000	—	45,000
The 62-1st Public bond	Aug 27, 2015	3.19%	—	20,000	—	20,000
The 62-2nd Public bond	Oct 11, 2017	3.43%	—	50,000	—	50,000
The 63rd Public bond	Sep 27, 2017	3.44%	—	40,000	—	40,000
The 64-1st Public bond	Oct 29, 2015	3.26%	—	20,000	—	20,000
The 64-2nd Public bond	Dec 21, 2017	3.46%	—	50,000	—	50,000
The 65th Public bond	Mar 22, 2018	3.47%	—	55,000	—	55,000
The 66th Public bond	Apr 02, 2018	3.52%	—	54,000	—	54,000
The 67-1st Public bond	Mar 22, 2017	3.00%	—	—	—	30,000
The 67-2nd Public bond	Mar 22, 2018	3.10%	—	—	—	40,000
The 67-3rd Public bond	Mar 22, 2020	3.37%	—	—	—	20,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The 68-1st Public bond	Apr 30, 2016	2.85%	—		—	—		40,000
The 68-2nd Public bond	Apr 30, 2017	2.92%	—		—	—		10,000
The 69-1st Public bond	Dec 27, 2014	3.11%	—		—	—		20,000
The 69-2nd Public bond	June 27, 2016	CD(91D) +0.43%	—		—	—		20,000
The 69-3rd Public bond	Jun 27, 2018	3.81%	—		—	—		20,000
The 70-1st Public bond	Oct 28, 2016	3.29%	—		—	—		40,000
The 70-2nd Public bond	Oct 28, 2018	3.63%	—		—	—		10,000
The 71-1st Public bond	Nov 29, 2016	3.46%	—		—	—		10,000
The 71-2nd Public bond	Nov 29, 2020	4.14%	—		—	—		30,000
The 72-1st Public bond	Dec 23, 2015	3.18%	—		—	—		10,000
The 72-2nd Public bond	Dec 23, 2016	3.41%	—		—	—		30,000
Asset backed short-term bond	Mar 10, 2014	2.85%	—		—	—		10,000
Asset backed short-term bond	Mar 12, 2014	2.91%	—		—	—		10,000
Asset backed short-term bond	Mar 18, 2014	3.02%	—		—	—		10,000
Asset backed short-term bond	Jan 28, 2014	3.03%	—		—	—		10,000
Unsecured private convertible bond [3]	Jan 20, 2016	2.00%	—		15,000	—		15,000
Unsecured public bond in won	Jan 24, 2016	3.43%	—		—	—		30,000
The 16th unsecured bond	Apr 23, 2015	3.80%	—		80,000	—		80,000
The 1st convertible preferred stock [3]	Dec 30, 2014	3.00%	—		2,000	—		2,000
The 32-1st Public bond	Nov 20, 2015	3.19%	—		100,000	—		100,000
The 32-2nd Public bond	Nov 20, 2017	3.33%	—		100,000	—		100,000
The 33rd Public bond	Mar 21, 2018	3.26%	—		—	—		53,000
The 17-2nd Public bond	Mar 11, 2013	5.45%	—		30,000	—		—
The 27-2nd Public bond	Apr 9, 2013	5.04%	—		70,000	—		—
The 28-1st Public bond	Apr 05, 2014	4.61%	—		50,000	—		50,000
The 28-2nd Public bond	Apr 05, 2016	5.25%	—		65,000	—		65,000
The 29th Public bond	Sep 05, 2016	4.85%	—		45,000	—		45,000
The 30th Public bond	Oct 31, 2014	4.50%	—		90,000	—		90,000
The 31-1st Public bond	Jun 15, 2015	3.73%	—		100,000	—		100,000
The 31-2nd Public bond	Jun 15, 2017	3.97%	—		100,000	—		100,000
The 34th Public bond	Mar 21, 2018	3.21%	—		—	—		54,000
The 35th Public bond	Jun 21, 2018	2.92%	—		—	—		50,000
The 36th Public bond	Jun 21, 2018	2.92%	—		—	—		50,000
The 37th Public bond	Jun 21, 2018	2.98%	—		—	—		50,000
The 38-1st Public bond	Nov 20, 2015	3.13%	—		—	—		40,000
The 38-2nd Public bond	Nov 20, 2016	3.39%	—		—	—		60,000
The 2nd unsecured convertible bond [3]	Sep 30, 2018	2.00%	—		—	—		179
The 8th unsecured convertible bond [3]	Nov 26, 2015	—	—		19,052	—		19,052

					10,059,542			10,011,994
Less: Current portion					(2,305,065)			(2,185,017)
Discount on bonds					(26,600)			(22,348)
Conversion right adjustment					(5,800)			(3,987)
Add: Premium on bonds redemption					3,517			3,566

				￦	7,725,594		￦	7,804,208

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

[1]	As of December 31, 2013, the Company has outstanding notes in the amount of USD 1,300 million with fixed interest rates under the Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. The MTN Program has been suspended since 2007.
[2]	Libor (3M) and CD (91D) are approximately 0.247 % and 2.66%, respectively, as of December 31, 2013.
[3]	At the end of the reporting period, the terms and conditions of the convertible bonds are as follows:

	Issuers
Type	KT Telecop Co., Ltd.		Korea HD Broadcasting Corp.		KT Music Co., Ltd.		Green point Co., Ltd.
Issue date		Jan 20, 2011		Apr 30, 2010		Nov 26, 2012		Oct 1, 2013
Issue price	￦	15,000 million	￦	2,000 million	￦	19,502 million	￦	179 million
Coupon rate		2%		3%		0%		2%
Guaranteed margin ratio		4%		3%		3%		Compound annual 5%
Conversion period		From one year after the issue date to December 20, 2015		From one year after the issue date to bond maturity		From one year after the issue date to November 19, 2015		From the day succeeding the issue date till bond maturity
Conversion price	￦	26,000	￦	500	￦	3,380	￦	27,952

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Short-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2012			2013
Financial institution	Type	Annual interest rates	Foreign Currency	Korean won		Foreign Currency	Korean Won
Shinhan Bank	Commercial papers	2.78 ~ 3.75%	—	￦	—	—	￦	40,000
	General loan[1]	4.45 ~ 5.17%	—		93,200	—		81,200
	Credit loan	4.84 ~ 5.84%	—		—	—		12,000
	Usance[1]	Financial bonds(6M) +1.27%	—		—	—		5,000
Samsung Securities	Commercial papers	2.78 ~ 4.02%	—		90,000	—		15,000
Woori Bank	General loans	4.88%	—		14,500	—		500
	Usance[1]	KO-RIBOR(3M) + 1.33%	—		—	—		9,000
Korea Exchange Bank	Commercial papers	3.22 ~ 3.89%	—		20,000	—		30,000
Kookmin Bank	Commercial papers	2.10%			—	—		10,494
Citibank	General loans	4.88%	—		2,000	—		1,500
	Usance[1]	3.95%(fixed rate) / CD3M + 1.2%(variable rate)	—		10,000	—		10,000
KTB Investment & Securities	Commercial papers	2.93 ~ 4.02%	—		70,000	—		—
Hanyang Securities	Commercial papers	2.70 ~ 4.02%	—		50,000	—		50,000
SK Securities	Commercial papers	3.06 ~ 4.12%	—		20,000	—		10,000
Korea Development Bank	Usance[1]	Industrial financial debentures + 1.28%	—		5,000	—		7,000
Hana Bank	General loans	4.45 ~ 4.95%	—		22,500	—		—
IBK Bank	Credit loans	4.75 ~ 5.89%	—		7,000	—		8,000
Daegu Bank	Commercial papers	5.54 ~ 5.93%	—		11,932	—		—
DGB Capital	Commercial papers	5.80%	—		5,000	—		—
NH Investment & Securities	Commercial papers	2.78 ~ 3.04%	—		20,000	—		10,000
HYUNDAI Securities	Commercial papers	2.71 ~ 3.10%	—		30,000	—		100,000
Dongbu Securities	Commercial papers	2.72 ~ 4.12%	—		—	—		95,000
Woori Investment & Securities	Commercial papers	2.92 ~ 3.06%	—		—	—		30,000
Korea Money Brokerage Corporation	Commercial papers	2.81 ~ 2.91%	—		—	—		20,000
Meritz Securities	Commercial papers	2.78 ~ 2.92%	—		—	—		30,000
Others [2]	General loans	3.98 ~ 4.12%	—		82,201	—		60,000

Total				￦	553,333		￦	634,694

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

[1]	KO-RIBOR(3M), CD(91D), Industrial financial debentures(1Y) and Financial Bond(6M, AAA) are approximately 2.66%, 2.66%, 2.75%, and 2.71%, respectively, as of December 31, 2013.
[2]	As of December 31, 2012, KT ENS Corporation, a subsidiary of the Company, accounted for the transferred accounts receivable of ￦17,276 million, which do not qualify as derecognition, as secured borrowings.

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2012				2013
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
Kookmin Bank	Informatization promotion funds	3.04%		—	￦	911		—	￦	—
	Working capital loans	6.30%		—		10,000		—		—
	Facility loans	3.49 ~ 4.98%		—		80,000		—		60,000
Shinhan Bank	Informatization promotion funds [1]	3.22%		—		11,985		—		6,048
	General loans [2]	3.95 ~ 5.70%		—		37,560		—		20,000
	loan on real estate	4.00%		—		358		—		—
	Facility loans [2]	2.22 ~ 5.23%		—		67,723		—		42,331
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	2.00%		—		6,415		—		6,415
Korea Exchange Bank	General loans[2]	LIBOR(3M) + 2.03%	USD	6,520		6,984	USD	2,200		2,322
	General loans	3.94 ~ 4.18%		—		—		—		25,210
Woori Bank	General loans	CD(91D) +1.39 ~ 5.98%		—		45,000		—		—
Hana Bank	General loans	LIBOR(3M) + 1.60%	USD	3,200		3,428		—		—
National Federation of Fisheries Cooperatives	General loans	4.63%		—		50,000		—		50,000
NH Bank	General loans	3.99 ~ 6.00%		—		50,000		—		60,000
	Facility loans	4.32 ~ 4.68%		—		187,500		—		135,000
Korea Development Bank	General loans	4.32 ~ 4.91%		—		—		—		3,750
	Facility loans	4.49%		—		88,750		—		20,000
Industrial Bank of Korea	Facility loans	2.22%		—		1,500		—		833
Samsung Securities	Commercial papers	2.78 ~ 3.08%		—		60,000		—		100,000
Dongbu Securities	Commercial papers	4.12%		—		20,000		—		—
SK Securities	Commercial papers	4.12%		—		10,000		—		—
Cardnet	General loans	6.50%		—		348		—		—
HYUNDAI Securities	Commercial papers	2.81 ~ 3.08%		—		—		—		179,945
	General loans -	3.08%		—		49,947		—		—
IBK Securities	Commercial papers	2.78%		—		—		—		50,000
Shinhan invest corp	Commercial papers	2.93%		—		—		—		39,963
Others	Redeemable convertible preferred stock [3]	—		—		51,044		—		53,736
	Other	2.75 ~ 17.50%		—		7,465		—		4,423

Total						846,918				859,976
Less: Current portion						(333,422)				(200,997)

Net					￦	513,496			￦	658,979

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

[1]	The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over 20 years after a seven-year grace period.
[2]	Interest rates of LIBOR (3M) is approximately 0.247% as of December 31, 2013.
[3]	As of the end of the reporting period, the terms and conditions of the redeemable convertible preferred stocks are as follows:

	Issued by
	Enswers Inc.						Korea HD Broadcasting Corp.		KT Telecop Co., Ltd.
Type	The A Redeemable convertible preferred stock		The B Redeemable convertible preferred stock		The C Redeemable convertible preferred stock		Redeemable convertible preferred stock		Redeemable convertible preferred stock
Issue date		2008.08.14		2009.11.24		2011.11.30		2010.12.21		2011.1.20
Issue price (per share)	￦	272,000	￦	408,400	￦	893,400	￦	500	￦	5,000
Number of share issued		5,875		1,225		11,194		1,900,000		1,346,154
Conversion price (per share)	￦	272,000	￦	408,400	￦	893,400	￦	500	￦	26,000
Exercisable date of conversion rights		From the issue date to 2018.08.14		From the issue date to 2019.11.24		From the issue date to 2021.11.30		From the issue date to 2013.12.21		From one year after the issue date until exercise date
Redemption price		Issue price + 5% compound annual interest		Issue price + 5% compound annual interest		Issue price + 5% compound annual interest		Issue price + 1% compound annual interest		Issue price of preferred stock not converted + 5% compound annual interest less dividends received
Exercisable date of redemption Rights		From three years after the issue date to 2018.08.14		From three years after the issue date to 2019.11.24		From three years after the issue date to 2021.11.30		From two years after the issue date to 2013.12.21		From five years(2016.01.20) after the issue date up to 3 months

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Repayment schedule of the Group’s bonds payable and borrowings including the portion of current liabilities as of December 31, 2013, is as follows:

(in millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
2014	￦	1,442,000	￦	738,710	￦	2,180,710	￦	833,369	￦	2,322	￦	835,691	￦	3,016,401
2015		1,029,052		472,353		1,501,405		281,463		—		281,463		1,782,868
2016		1,585,179		393,908		1,979,087		335,000		—		335,000		2,314,087
2017		667,000		369,355		1,036,355		40,493		—		40,493		1,076,848
Thereafter		2,824,000		490,437		3,314,437		2,023		—		2,023		3,316,460

Total	￦	7,547,231	￦	2,464,763	￦	10,011,994	￦	1,492,348	￦	2,322	￦	1,494,670	￦	11,506,664

Book value and fair value of the Group’s bonds payable and borrowings as of December 31, 2012 and 2013 , are as follows:

(in millions of Korean won)	2012				2013
Type	Book Value		Fair Value		Book Value		Fair Value
Bonds payable	￦	10,035,868	￦	10,191,819	￦	9,989,223	￦	10,066,124
Long-term borrowings (Including current borrowings)		846,918		820,849		859,976		798,827
Short-term borrowings		553,333		553,333		634,694		634,694

Total	￦	11,436,119	￦	11,566,001	￦	11,483,893	￦	11,499,645

The fair values of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 4.53% as of December 31, 2013 (2012: 4.56%).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

17.	Provisions

The changes in provisions during the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012
	Litigation		Asset retirement obligation		Other[1]		Total
Balance at 2012.1.1	￦	28,915	￦	108,651	￦	128,085	￦	265,651
Increase(Transfer)		9,610		12,533		171,816		193,959
Usage		(492)		(2,470)		(83,753)		(86,715)
Reversal		(747)		(9,124)		(7,501)		(17,372)
Changes in scope of consolidation		—		8		—		8

Balance at 2012.12.31	￦	37,286	￦	109,598	￦	208,647	￦	355,531

Current portion		33,678		54		171,859		205,591
Non-current portion		3,608		109,544		36,788		149,940

(in millions of Korean won)	2013
	Litigation		Asset retirement obligation		Other[1]		Total
Balance at 2013.1.1	￦	37,286	￦	109,598	￦	208,647	￦	355,531
Increase (Transfer)		4,440		1,936		55,120		61,496
Usage		(714)		(1,966)		(139,569)		(142,249)
Reversal		(1,897)		(5,251)		(20,276)		(27,424)
Changes in scope of consolidation		—		962		—		962

Balance at 2013.12.31	￦	39,115	￦	105,279	￦	103,922	￦	248,316

Current portion		35,507		46		79,202		114,755
Non-current portion		3,608		105,233		24,720		133,561

[1]	The Company has commitments to pay the subsidies to the customers relating to the handset sales, and the payment commitments are accounted for as deduction from receivables. The Company disposed of its trade receivables arising from handset sales to special purpose entities for securitization and the related payment commitments are accounted for as other provisions.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

18.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2012		2013
Present value of defined benefit obligations	￦	1,724,246	￦	1,636,593
Fair value of plan assets		(1,175,003)		(1,050,510)

Liabilities	￦	549,243	￦	586,083

The changes in the defined benefit obligations for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Beginning	￦	1,474,481	￦	1,724,246
Current service cost		206,389		210,466
Interest expense		57,156		57,891
Benefit paid		(78,625)		(97,956)
Gains on settlements of plan [1]		(3,630)		2,171
Changes due to settlements of plan [1]		(125,540)		(188,512)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		52,497		81,616
Actuarial gains and losses arising from changes in financial assumptions		10,326		(144,111)
Actuarial gains and losses arising from experience adjustments		120,579		(9,521)
Changes in scope of Consolidation		10,613		303

Ending	￦	1,724,246	￦	1,636,593

[1]	A settlement is a transaction that eliminates all further legal or constructive obligations for part or all of the benefits provided under a defined benefit plan. The Group has entitled employees to choose to transfer from defined benefit plans to contribution plans from December 2012.

Changes in the fair value of plan assets for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Beginning	￦	1,048,436	￦	1,175,003
Interest income		40,787		42,964
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		8,800		2,612
Benefits paid		(44,448)		(57,866)
Changes due to settlements of plan [1]		(99,853)		(138,220)
Employer contributions		214,981		26,161
Changes in scope of consolidation		6,300		(144)

Ending	￦	1,175,003	￦	1,050,510

[1]	The Group has operated both defined contribution plans and defined benefit plans from December 2012. The employees are entitled to choose either defined contribution plans and defined benefit plans.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Amounts recognized in the statement of income for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
Current service cost	￦	174,402	￦	206,389	￦	210,466
Interest cost		53,320		57,156		57,891
Interest income		(40,018)		(40,787)		(42,964)
Costs(gains) on settlements		—		(3,630)		2,171
Transfer out		(4,405)		(8,763)		(10,502)

Total expenses	￦	183,299	￦	210,365	￦	217,062

Principal actuarial assumptions used are as follows:

	2011.12.31	2012.12.31	2013.12.31
Discount rate	4.00% ~ 4.80%	3.13% ~ 4.10%	3.10% ~ 4.05%
Future salary increase	2.00% ~ 9.30%	3.00% ~ 8.10%	2.10% ~ 8.10%

Also, the life expectancy is based on the data provided by Korea Insurance Development Institute.

As of December 31, 2013, all of the plan assets are invested in guaranteed financial instruments.

The sensitivity of the defined benefit obligation as of December 31, 2013, to changes in the weighted principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption		Decrease in principal assumption
Discount rate	0.50% point	￦	(61,946)	￦	65,821
Salary growth rate	0.50% point		62,069		(59,111)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group annually reviews funding levels of plan assets and has plan asset policies that require maintaining the funding level of the Group equal to or more than the level required under the Employee Retirement Benefit Security Act. Expected contributions to post-employment benefit plans for the year ending December 31, 2014, are ￦219,753 million.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2013, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years		Total
Pension benefits	￦	112,402	￦	139,406	￦	556,304	￦	3,847,327	￦	4,655,439

The weighted average duration of the defined benefit obligations is 9.06 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2013, is ￦23,857 million (2012: ￦1,703 million, 2011: ￦230 million).

20.	Commitments and Contingencies

As of December 31, 2013, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,573,500	—
Commercial paper factoring	Korea Exchange Bank	KRW	220,000	—
Loan on information and communications fund	Shinhan Bank	KRW	6,048	6,048
Green energy factoring	Shinhan Bank	KRW	374	374
Collateralized loan on accounts receivable-trade	Kookmin Bank and others	KRW	757,000	131,175
Purchase commitment for foreign currency checks	Korea Exchange Bank	USD	1,000	—
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	1,875
Loans for working capital	Industrial Bank of Korea	KRW	100,000	—
Comprehensive credit line	Korea Exchange Bank	KRW	65,000	15,277
Foreign currency transaction	HSBC	USD	80,000	—
Credit line for call loan	Tongyang Securities Inc	KRW	120,000	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

As of December 31, 2013, guarantees received from financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit
Performance guarantee		USD	975
		DZD[1]	25,863
Warranty guarantee	Export-Import Bank of Korea	USD	2,497
Guarantee for advances received		USD	2,925
		DZD[1]	77,589
Bid guarantee	Korea Software Financial Cooperative	KRW	27,796
Guarantees for accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW	667,817
Performance guarantee/Warranty guarantee	Korea Software Financial Cooperative	KRW	201,892
Prepayment and other guarantee		KRW	77,284
Guarantee for payment in local currency	Korea Exchange Bank	KRW	3,600
	Woori Bank	KRW	1,000
Guarantee for payment in foreign currency	Kookmin Bank	USD	19,148
	Shinhan Bank	USD	7,471
	Hana Bank	USD	4,000
	Korea Exchange Bank	USD	15,000
		PLN[2]	23,000
Guarantee for import letters of credit	Korea Exchange Bank	USD	10,000
Performance guarantees	Hana Bank	KRW	9,222
		USD	4,148
Performance guarantees	Seoul Guarantee Insurance	KRW	60,215
Guarantees for licensing	Seoul Guarantee Insurance	KRW	4,052
Guarantees for deposits	Seoul Guarantee Insurance	KRW	3,535
Other	Seoul Guarantee Insurance	KRW	137,552
Performance guarantees	Korea Federation of small and medium business	KRW	5,818

[1]	Algerian Dinar.
[2]	Polish Zloty.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Details of collateral that KT Capital Co., Ltd., a subsidiary, is provided with by third parties as of December 31, 2013, are as follows:

(In millions of Korean won)	Details	Amounts
Credits	Movables, real-estate, financial collateral	￦	858,444

As of December 31, 2013, guarantees provided by the Group for a third party, are as follows:

(in millions of Korean won)	Creditor	Limit		Used amount		Period
Individuals with the right of ownership of Gimhae apartment	Shinhan Bank	￦	108,500	￦	36,560	2012.5.21~2014.3.31
Ssangyong Information & Communication Corporation	Nonghyup Bank		20,000		47	2011.11.18~2014.11.28
Other Project Financing[1]	NH Investment & Securities		247,661		246,202	2010.1.31~2025.2.28

[1]	As of December 31, 2013, guarantee liabilities and loss of ￦10,538 million in relation to guarantees for Project Financing loan are recorded as ‘other financial liabilities’ and ‘finance costs’ in the financial statements. NH Investment & Securities requested early repayment of ￦45,372 million, representing the principal and interest related to the Romanian sunlight generation project on February 20, 2014, and KT ENS took over the debt. However, KT ENS could not execute payment guarantee according to the request of early payment of ￦49,106 million, representing the principal and interest, on March 12, 2014 and therefore filed for court receivership. (Note 41)

As of December 31, 2013, the Company has provided a payment guarantee to Smart Channel Co., Ltd(“Smart Channel”). The Company pledged investment securities in Smart Channel Co., Ltd. as collateral to the creditors of Smart Channel (Note 14). Furthermore, the Company recorded allowance for doubtful receivables of ￦49,362 million against other receivables from Smart Channel.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s outstanding liabilities as of December 4, 2012, spin-off date. As of December 31, 2013, the Company and KT Sat Co., Ltd. are jointly and severally liable for ￦7,949 million of KT Sat Co., Ltd.’s outstanding liabilities.

For the year ended December 31, 2013, the Company made agreements with the Securitization Specialty Companies Olleh KT Seventh to twelfth Securitization Specialty Co., Ltd. (in 2012: Olleh KT First to Sixth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

On March 6, 2014, the website of the Company was accessed by unauthorized person and personal information of our customers was stolen by hackers. There is one lawsuit against the Company over this breach seeking damages of approximately ￦20 million. The resolution of the lawsuit cannot yet be reasonably predicted. Also, there may be more lawsuits filed against the Company in the future. However, the size and result of any potential lawsuits cannot yet be reasonably predicted.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

As of December 31, 2013, the Group is a defendant in 279 lawsuits, with an aggregate amount of ￦159,434 million. As of December 31, 2013, litigation provisions of ￦39,115 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. On January 24, 2014, the Company lost a lawsuit in relation to the interconnection with SK Telecom Co., Ltd. and recognized expenses of ￦34,636 million relative to this in the 2013 statement of operations. The Company appealed to the Supreme Court and the final outcome of this case cannot yet be predicted.

According to the financial and other covenants included in certain bonds and borrowings, the Group is required to maintain certain financial ratios such as debt to equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets. The bond holders may request early repayment upon non-compliance of such covenants. As of December 31, 2013, the Group is in compliance with the related covenants.

KT ENS, a wholly owned subsidiary, has been under investigation by the police and prosecutor’s office due to the allegation in which suppliers of KT ENS borrowed loans from several financial institutions collateralizing accounts receivable from KT ENS, however such collateralized accounts receivable are allegedly fictitious. The investigation has been ongoing to determine the authenticity of the accounts receivable from KT ENS and reasonable due care exercised by financial institutions to approve such loans in their loan approval process. There may be lawsuits depending on the outcome of this investigation. The Group expects the impact of this investigation on the financial statements will not be significant, but the final result cannot be reasonably predicted.

Asia Broadcast Satellite Holdings, Ltd.(ABS) filed an arbitration against the Company and KT Sat, a subsidiary of the Company at The International Court of Arbitration of the International Chamber of Commerce on December 31, 2013, claiming on the ownership of satellite Mugunghwa and compensation of damages due to the breach of sales contract of the satellite, Mugunghwa, In addition, ABS filed an arbitration against the Company and KT Sat, a subsidiary of the Company, at International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, claiming on the compensation of damages arising from the breach of entrustment contract. The outcome of these arbitrations cannot yet be reasonably predicted.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

21.	Lease

The Group’s non-cancellable lease arrangements are as follows:

The Group as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Acquisition costs	￦	55,477	￦	99,702
Accumulated depreciation		(15,282)		(27,980)

Net balance	￦	40,195	￦	71,722

As of December 31, 2013, the Group recognizes financial lease assets as other property and equipment.

Details of future minimum lease payments as of December 31, 2012 and 2013, under finance lease contracts are summarized below:

(in millions of Korean won)	2012		2013
Total amount of minimum lease payments
Within one year	￦	15,826	￦	22,498
From one year to five years		29,474		52,877
Thereafter		—		—

Total	￦	45,300	￦	75,375

Unrealized interest expense	￦	(3,654)	￦	(7,166)

Net amount of minimum lease payments
Within one year	￦	14,033	￦	19,486
From one year to five years		27,613		48,723
Thereafter		—		—

Total	￦	41,646	￦	68,209

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Operating Lease

Details of future minimum lease payments as of December 31, 2012 and 2013, under operating lease contracts are summarized below:

(in millions of Korean won)	2012		2013
Within one year	￦	67,571	￦	78,245
From one year to five years		279,906		308,292
Thereafter		312,778		246,632

Total	￦	660,255	￦	633,169

Operating lease expenses incurred for the years ended December 31, 2012 and 2013, amounted to ￦41,999 million, ￦61,201 million and ￦77,657 million respectively.

The Group as the Lessor

Finance Lease

Details of finance lease assets as of December 31, 2012, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	382,821	￦	382,821	￦	(35,663)	￦	347,158
From one year to five years		550,919		550,919		(25,063)		525,856
Thereafter		11,848		11,848		(1,273)		10,575

Total	￦	945,588	￦	945,588	￦	(61,999)	￦	883,589

Details of finance lease assets as of December 31, 2013, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	337,804	￦	337,804	￦	(38,779)	￦	299,025
From one year to five years		454,542		454,542		(32,922)		421,620
Thereafter		10,395		10,395		(913)		9,482

Total	￦	802,741	￦	802,741	￦	(72,614)	￦	730,127

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Details of bad debt allowance for finance lease receivables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Within one year	￦	7,312	￦	4,817
From one year to five years		14,414		15,245
Thereafter		208		128

Total	￦	21,934	￦	20,190

Operating Lease

Details of operating lease assets as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Acquisition costs	￦	1,556,762	￦	2,073,592
Accumulated depreciation		(488,514)		(606,148)

Net balance	￦	1,068,248	￦	1,467,444

Details of future minimum lease payments as of December 31, 2011, 2012 and 2013, under operating lease contracts are summarized below:

(in millions of Korean won)	2012		2013
Within one year	￦	364,404	￦	203,014
From one year to five years		347,364		687,162

Total	￦	711,768	￦	890,176

22.	Capital Stock

As of December 31, 2012 and 2013, the Company’s number of authorized shares is one billion.

	2012					2013
	Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)
Common stock [1]	261,111,808	￦	5,000	￦	1,564,499	261,111,808	￦	5,000	￦	1,564,499

[1]	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ￦5,000 par value per share of common stock.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

23.	Retained Earnings

Details of retained earnings as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Legal reserve [1]	￦	782,249	￦	782,249
Voluntary reserves[2]		4,911,362		4,911,362
Unappropriated retained earnings		4,952,772		4,325,778

Total	￦	10,646,383	￦	10,019,389

[1]	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of a company’s of majority shareholders.
[2]	Reserve for research and development discretionary reserves is accumulated separately when taxable reserves are appropriated to retained earnings. According to the Tax Reduction and Exemption Control Act, taxable reserves are included in deductible expenses when returns are adjusted in the process of calculating tax expenses. The reversed amount from the reserve can be allocated according to the related tax act.

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2012 and 2013, the details of the Group’s accumulated other comprehensive income attributable to owners of the Company are as follows:

(in millions of Korean won)	2012		2013
Investments in associates and joint ventures	￦	(15,251)	￦	(12,681)
Gain or loss on derivatives		(4,626)		(9,337)
Available-for-sale		23,738		55,836
Foreign currency translation adjustment		(2,536)		(9,280)

Total	￦	1,325	￦	24,538

Changes in accumulated other comprehensive income for the years ended December 31, 2012 and 2013, are as follows:

	2012
(in millions of Korean won)	Beginning		Increase /decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(6,811)	￦	(8,819)	￦	379	￦	(15,251)
Gain or loss on derivatives		(30,254)		(129,239)		154,867		(4,626)
Available-for-sale		11,719		15,543		(3,524)		23,738
Foreign currency translation adjustment		2,481		(5,017)		—		(2,536)

Total	￦	(22,865)	￦	(127,532)	￦	151,722	￦	1,325

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

	2013
(in millions of Korean won)	Beginning		Increase /decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(15,251)	￦	2,570	￦	—	￦	(12,681)
Gain or loss on derivatives		(4,626)		(71,778)		67,067		(9,337)
Available-for-sale		23,738		25,814		6,284		55,836
Foreign currency translation adjustment		(2,536)		(6,744)		—		(9,280)

Total	￦	1,325	￦	(50,138)	￦	73,351	￦	24,538

As of December 31, 2012 and 2013, the Group’s other components of equity are as follows:

(in millions of Korean won)	2012		2013
Treasury stock	￦	(931,132)	￦	(922,175)
Gain(loss) on disposal of treasury stock[1]		(6,797)		(2,170)
Share-based payments		3,912		(9,609)
Others[2]		(409,269)		(386,989)

Total	￦	(1,343,286)	￦	(1,320,943)

[1]	The tax effect directly reflected in equity is ￦693 million (2012: ￦2,170 million) as of December 31, 2013.
[2]	Profit and loss occurred from transactions with non-controlling interest and investment difference occurred from change in proportion of subsidiaries are included.

As of December 31, 2012 and 2013, the details of treasury stock are as follows:

	2012		2013
Number of shares		17,476,002		17,308,160
Amounts (In millions of Korean won)	￦	931,132	￦	922,175

Treasury stock is expected to be used as stock compensation for the Company’s directors and employees and other purposes.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

25.	Share-Based Payments

The details of share-based payments as of December 31, 2013, are as follows:

7th
Grant date	2013.04.26
Grantee	CEO, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance

Fair value per option (in Korean won)	￦ 35,750
Total compensation costs (in Korean won)	￦ 4,082 million
Estimated exercise date (exercise date)	During 2014
Valuation method	Fair value method

The changes in the number of stock options and the weighted-average exercise price, as of December 31, 2012 and 2013, are as follows:

	2012
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
5th grant	190,658	—	90,869	99,789	—	—
6th grant	—	255,110	—	—	255,110	—
Total	190,658	255,110	90,869	99,789	255,110	—

	2013
	Beginning	Granted	Expired	Forfeited	Exercised[1]	Ending	Number of shares exercisable
6th grant	255,110	—	154,137	—	100,973	—	—
7th grant	—	288,459	—	6,231	—	282,228	—
Total	255,110	288,459	154,137	6,231	100,973	282,228	—

[1]	The weighted average price of common stock at the time of exercise during 2013 was ￦40,300 (2012: ￦28,700).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

26.	Operating Revenues

Operating revenues for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013[4]
Sales of services	￦	16,941,430	￦	19,266,545	￦	19,663,014
Sale of goods		4,369,375		4,589,830		4,065,659
Others [1,2,3]		777,025		787,397		329,208

Operating revenues	￦	22,087,830	￦	24,643,772	￦	24,057,881

[1]	Disposed land and building (carrying amount: ￦171,989 million) for ￦470,347 million K-REALTY CR-REIT 1 and leased them in 2011. The Company recognized gain on disposal of property and equipment ￦298,358 million and accounted for as an operating lease.
[2]	Disposed land and building (carrying amount: ￦93,250 million) for ￦232,000 million to AJU-KTM private funding real-estate investment trust No.1 and leased them in September 2012. The Company recognized gain on disposal of property and equipment of ￦138,750 million and accounted for as an operating lease.
[3]	Disposed land and building (carrying amount: ￦32,232 million) for ￦144,100 million to K-REALTY CR-REIT 2 and leased them in November 2012. The Company recognized gain on disposal of property and equipment of ￦111,868 million and accounted for as an operating lease.
[4]	Off-plan sales amounting to ￦45,010 million, which should have been recorded as a deduction of operating revenue in 2012, was recorded as a deduction of operating revenue in 2013.

27.	Operating Expenses

Operating expenses for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013[2]
Salaries and wages	￦	2,854,361	￦	3,096,766	￦	3,288,942
Depreciation		2,644,796		2,894,400		3,107,792
Amortization of intangible assets		312,693		379,678		458,382
Commissions[1]		3,313,431		3,655,057		3,575,488
Interconnection charges		1,115,792		901,314		885,479
International interconnection fee		333,659		309,955		265,467
Purchase of inventories		4,518,983		4,851,295		3,565,948
Changes of inventories		35,673		(259,078)		320,971
Service Cost		1,331,302		1,264,218		1,834,425
Utilities		262,454		271,277		309,497
Taxes and Dues		219,245		299,567		257,931
Rent		327,274		371,030		432,543
Insurance premium		11,925		243,666		313,056
Installation fee		339,860		291,057		260,498
Advertising expenses		172,183		150,399		161,013
Research and development		147,825		153,171		171,461
Expenses
Card service cost		707,588		2,771,383		2,702,653
Others		1,451,690		1,318,518		1,822,951

Total	￦	20,100,734	￦	22,963,673	￦	23,734,497

[1]	The sales commission is included in commissions
[2]	￦32,835 million of Operating expenses related to off-plan sales, which should have been recorded as a deduction of operating expenses in 2012, was recorded as a deduction of operating expenses in 2013.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Details of salaries and wages for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
Short-term employee benefits	￦	2,598,889	￦	2,855,024	￦	3,031,435
Post-employment benefits(Defined benefit plan)		183,299		210,365		217,062
Post-employment benefits(Defined contribution plan)		230		1,703		23,857
Post-employment benefits (Others)		65,217		25,762		12,506
Share-based payment		6,726		3,912		4,082

Total	￦	2,854,361	￦	3,096,766	￦	3,288,942

28.	Financial Income and Expenses

Details of financial income for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
Interest income	￦	151,634	￦	203,214	￦	108,794
Foreign currency transaction gain		46,161		20,159		37,371
Foreign currency translation gain		6,161		266,623		106,135
Gain on settlement of derivatives		496		2,824		13,878
Gain on valuation of derivatives		63,959		118		627
Others		1,581		5,719		12,544

Total	￦	269,992	￦	498,657	￦	279,349

Details of financial expenses for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
Interest expense	￦	480,609	￦	472,917	￦	450,302
Foreign currency transaction loss		35,725		17,974		31,611
Foreign currency translation loss		86,597		7,249		6,518
Loss on settlement of derivatives		27,055		7,804		16,384
Loss on valuation of derivatives		9,147		241,358		105,691
Others[1]		3,222		34,691		36,994

Total	￦	642,355	￦	781,993	￦	647,500

[1]	The Company recognized funding obligation to Smart Channel Co., Ltd. as financial liabilities and recognized ￦5,393 million as an expense in 2012.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

29.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	261,217	￦	396,831
Deferred tax assets to be recovered after more than 12 months		764,563		741,047

	￦	1,025,780	￦	1,137,878

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months	￦	(973)	￦	(1,015)
Deferred tax liability to be recovered after more than 12 months		(551,332)		(599,384)

		(552,305)		(600,399)

Deferred tax assets (liabilities), net	￦	473,475	￦	537,479

The gross movements on the deferred income tax account for the years ended December 31, 2012 and 2013, are calculated as follows:

(in millions of Korean won)	2012		2013
Beginning	￦	404,210	￦	473,475
Charged(credited) to the income statement		24,409		98,680
Charged(credited) to other comprehensive income		32,670		(34,676)
Changes in scope of consolidation		12,186		—

Ending	￦	473,475	￦	537,479

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2012
	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(37,861)	￦	37,294	￦	270	￦	—	￦	(297)
Available-for-sale financial assets		(12,945)		7,732		(6,094)		638		(10,669)
Investment in joint venture and associates		(200)		(4,643)		3,148		43		(1,652)
Depreciation		(84,366)		51,350		—		1,118		(31,898)
Deposits for severance benefits		(271,233)		(23,283)		(1,261)		(1,339)		(297,116)
Accrued income		(1,855)		243		—		(61)		(1,673)
Prepaid expenses		—		220		—		—		220
Reserve for technology and human resource development		(63,491)		(1,079)		—		—		(64,570)
Other		(149,388)		7,190		—		(2,452)		(144,650)

		(621,339)		75,024		(3,937)		(2,053)		(552,305)

Deferred tax assets
Derivatives		—		30,155		(8,436)		—		21,719
Allowance for doubtful accounts		112,203		23,965		—		3,108		139,276
Inventory valuation		594		(292)		—		—		302
Contribution for construction		29,301		(2,169)		—		—		27,132
Accrued expenses		24,397		3,316		—		—		27,713
Provisions		55,260		7,115		—		321		62,696
Retirement benefit obligations		257,248		18,981		42,922		1,758		320,909
Withholding of facilities expenses		9,389		(528)		—		—		8,861
Accrued payroll expenses		28,670		3,193		—		322		32,185
Deduction of installment receivables		78,880		(67,356)		—		—		11,524
Present value discount		34,176		(19,276)		—		—		14,900
Assets retirement obligation		16,283		2,478		—		—		18,761
Gain or loss foreign currency translation		97,942		(77,215)		—		—		20,727
Deferred revenue		51,183		15,645		—		—		66,828
Real-estate sales		6,456		(5,762)		—		—		694
Tax credit carryforwards		80,854		69,480		—		—		150,334
Foreign operation translation difference		386		—		2,121		—		2,507
Other		142,327		(52,345)		—		8,730		98,712

		1,025,549		(50,615)		36,607		14,239		1,025,780

Net balance[1]	￦	404,210	￦	24,409	￦	32,670	￦	12,186	￦	473,475

[1]	Deferred tax liabilities, amounting to ￦1,680 million (2012: Deferred tax liabilities of ￦43,693 million) that are related to the tax receivable of certain subsidiaries’ undistributed profit, are not recognized as of December 31, 2013. This undistributed profit is permanently reinvested. As of December 31, 2013, temporary difference of unrecognized deferred tax liabilities is ￦381,666 million (2012: ￦399,339 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won)	2013
	Beginning		Income statement		Other comprehensive income		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(297)	￦	(116)	￦	—	￦	—	￦	(413)
Available-for-sale financial assets		(10,669)		(5,198)		(17,985)		—		(33,852)
Investment in joint venture and associates		(1,652)		(30,140)		(780)		—		(32,572)
Depreciation		(31,898)		(38,229)		—		—		(70,127)
Deposits for severance benefits		(297,116)		29,963		(10)		—		(267,163)
Accrued income		(1,673)		65		—		—		(1,608)
Prepaid expenses		220		70		—		—		290
Reserve for technology and human resource development		(64,570)		20,681		—		—		(43,889)
Other		(144,650)		(6,415)		—		—		(151,065)

		(552,305)		(29,319)		(18,775)		—		(600,399)

Deferred tax assets
Derivatives	￦	21,719	￦	9,377	￦	1,499	￦	—	￦	32,595
Allowance for doubtful accounts		139,276		13,538		—		—		152,814
Inventory valuation		302		1		—		—		303
Contribution for construction		27,132		(6)		—		—		27,126
Accrued expenses		27,713		27,576		—		—		55,289
Provisions		62,696		(28,976)		—		—		33,720
Retirement benefit obligations		320,909		16,263		(18,055)		—		319,117
Withholding of facilities expenses		8,861		(521)		—		—		8,340
Accrued payroll expenses		32,185		14,536		—		—		46,721
Deduction of installment receivables		11,524		(4,479)		—		—		7,045
Present value discount		14,900		(9,931)		—		—		4,969
Assets retirement obligation		18,761		485		—		—		19,246
Gain or loss foreign currency translation		20,727		(10,491)		—		—		10,236
Deferred revenue		66,828		(2,388)		—		—		64,440
Real-estate sales		694		4,720		—		—		5,414
Tax credit carryforwards		150,334		14,067		—		—		164,401
Foreign operation translation difference		2,507		—		655		—		3,162
Other		98,712		84,228		—		—		182,940

		1,025,780		127,999		(15,901)		—		1,137,878

Net balance	￦	473,475	￦	98,680	￦	(34,676)	￦	—	￦	537,479

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The tax impacts directly to equity as of December 31, 2011, 2012 and 2013, are as follows

(in millions of Korean won)	2011						2012						2013
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	￦	78,441	￦	(18,983)	￦	59,458	￦	25,181	￦	(6,094)	￦	19,087	￦	74,317	￦	(17,985)	￦	56,332
Hedge instruments valuation gain (loss)		37,165		(8,994)		28,171		33,743		(8,166)		25,577		(6,195)		1,499		(4,696)
Remeasurements from net defined benefit liabilities		(137,635)		33,308		(104,327)		(172,153)		41,661		(130,492)		74,648		(18,065)		56,583
Shares of gain(loss) of joint ventures and associates		(10,087)		2,441		(7,646)		(13,009)		3,148		(9,861)		3,221		(780)		2,441
Foreign operation translation difference		37,658		(9,113)		28,545		(8,766)		2,121		(6,645)		(2,708)		655		(2,053)

Total	￦	5,542	￦	(1,341)	￦	4,201	￦	(135,004)	￦	32,670	￦	(102,334)	￦	143,283	￦	(34,676)	￦	108,607

Details of income tax expenses for the years ended December 31, 2011, 2012 and 2013, are calculated as follows:

(in millions of Korean won)	2011		2012		2013
Current income tax expenses	￦	230,378	￦	282,499	￦	160,319
Adjustments of the current income tax expenses of prior year		—		15,988		(5,910)
Impact of change in temporary difference		162,121		(24,409)		(104,830)
Impact of change in tax rate		(18,144)		—		—

Total income tax expense	￦	374,385	￦	274,078	￦	49,579

Income tax expense from continued operations		318,459		277,869		49,579
Income tax expense for discontinued operations		55,926		(3,791)		—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

(in millions of Korean won)	2011		2012		2013
Profit from continuing operations before income tax expenses	￦	1,609,222	￦	1,414,842	￦	(38,166)

Expected tax expense at statutory tax rate		389,432		342,392		9,263
Tax effects of
Income not subject to tax		(393,557)		(1,407)		(25,130)
Expenses not deductible for tax purposes		396,673		39,136		87,220
Tax credit carry forwards and deductions		(169,217)		(83,311)		(15,673)
Supplementary pay of corporation tax		—		59,755		(5,910)
Changes in unrealizable deferred tax assets		10,188		(55,006)		10,815
Deferred tax effects due to changes in tax rates and others		85,146		(17,656)		(62)
Tax effect and adjustment on consolidation		—		—		(4,251)
Others		(206)		(6,034)		(6,693)

Income tax expenses for continuing operations	￦	318,459	￦	277,869	￦	49,579

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

30.	Earnings Per Share

Calculation of earnings per share for the years ended December 31, 2011, 2012 and 2013, is as follows:

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock (Note 24).

Basic earnings per share from operations for the years ended December 31, 2012 and 2013, is calculated as follows:

	2011		2012		2013
Profit(loss) from continuing operations attributable to common stock (in millions of Korean won)	￦	1,280,015	￦	1,075,694	￦	(189,931)
Profit (loss) from discontinued operations attributable to common stock (in millions of Korean won)		165,675		29,567		—

		1,445,690		1,046,127		(189,931)

Weighted average number of common stock outstanding		243,268,052		243,517,103		243,737,431
Basic earnings(loss) per share	￦	5,943	￦	4,296	￦	(779)
Basic earnings(loss) per share from continuing operations (in Korean won)		5,262		4,417		(779)
Basic earnings (loss) per share from discontinued operations (in Korean won)		681		121		—

Diluted earnings per share from operations are calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share from operations for the years ended December 31, 2011, 2012 and 2013, is calculated as follows:

	2011		2012		2013
Adjusted profit(loss) from continuing operations attributable to common stock (in millions of Korean won)	￦	1,280,015	￦	1,075,694	￦	(190,485)
Adjusted profit(loss) from discontinued operations attributable to common stock (in millions of Korean won)		165,675		(29,567)		—

	￦	1,445,690	￦	1,046,127	￦	(190,485)

Number of dilutive potential common shares outstanding		32,960		23,851		—
Weighted-average number of common shares outstanding and dilutive common shares		243,301,012		243,540,954		243,737,431
Diluted earnings per share	￦	5,942	￦	4,296	￦	(782)
Diluted earnings per share from continuing operations (in Korean won)		5,261		4,417		(782)
Diluted earnings per share from discontinued operations (in Korean won)		681		121		—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

31.	Dividend

The dividends paid by the Controlling Company in 2011, 2012 and 2013 were ￦586,150 (￦2,410 per share),￦486,602 million (￦2,000 per share) and ￦487,445 million (￦2,000 per share), respectively. A dividend in respect of the year ended December 31, 2013, of ￦800 per share, amounting to a total dividend of ￦195,112 million, was approved at the shareholders’ meeting on March 21, 2014. These consolidated financial statements do not reflect this dividend payable.

32.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
1. Profit(loss) for the year	￦	1,455,357	￦	1,105,439	￦	(87,745)
2. Adjustments to reconcile net income(loss)
Income tax expenses		318,459		277,869		49,579
Interest income		(325,374)		(387,396)		(279,392)
Interest expense		587,560		589,727		548,129
Dividend income		(7,823)		(6,370)		(20,841)
Depreciation		2,676,495		2,925,170		3,141,846
Amortization of intangible assets		319,949		388,663		478,902
Provision for severance benefits		183,299		219,128		227,564
Bad debt expense		149,667		150,389		189,665
Income from jointly controlled entities and associates		2,947		(24,308)		(10,222)
Gain on disposal of jointly controlled entities and associates		(190,631)		(125,754)		1,254
Impairment loss on jointly controlled entities and associates		5,107		3,202		6,006
Gain or loss on disposal of property and equipment		(287,932)		(407,485)		393,567
Gains or loss on disposition of intangible assets		(1,528)		(1,402)		52,008
Loss on impairment of intangible assets		2,376		6,115		36,207
Foreign currency translation gain		80,436		(259,374)		(99,617)
Gain or loss on valuation of derivatives		(28,370)		242,979		105,248
Others		(51,529)		(96,416)		(53,907)
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		(1,419,033)		1,848,011		938,495
Decrease(increase) in other receivables		875,140		(533,319)		(7,194)
Decrease(increase) in loans receivable		(152,497)		47,990		(156,418)
Decrease(increase) in finance lease receivables		(183,669)		130,987		147,735
Increase in other assets		(77,528)		(86,993)		(721,127)
Decrease(increase) in inventories		31,896		(286,513)		169,567
Increase(decrease) in trade payables		98,761		177,577		(145,363)
Increase(decrease) in other payables		(1,069,737)		948,480		(69,265)
Increase(decrease) in other liabilities		63,975		(196,076)		181,610
Increase(decrease) in provisions		28,423		(86,715)		(150,457)
Increase(decrease) in deferred revenue		196,511		153,034		(66,519)
Decrease(increase) in plan assets		(126,384)		(165,755)		249,102
Payment of severance benefits		(235,068)		(111,192)		(371,157)

4. Net cash provided by operating activities (1+2+3)	￦	2,919,255	￦	6,439,692	￦	4,677,260

The Company entered into agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented as cash generated from operations.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Significant transactions not affecting cash flows for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)	2011		2012		2013
Reclassification of the current portion of bonds payable	￦	1,181,049	￦	2,157,522	￦	1,791,454
Reclassification of construction-in-progress to property and equipment		3,279,678		3,142,858		2,314,925
Reclassification of provisions		—		183,806		43,522
Reclassification of accounts payable from property and equipment		—		68,766		181,816
Reclassification of accounts payable from intangible assets		252,690		—		567,550
Write-off of loans and receivables		33,999		13,245		43,186
Transfer of prepaid lease		23,529		127,111		94,196
Valuation of available-for-sale financial assets		8,016		31,599		65,670
Contributions in kind of non-controlling interest		—		—		84,122

33.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
Telecom & Convergence/ Customer Group	Telecommunication service to mass customers and convergence business
Global & Enterprise Group	Telecommunication service to global market and enterprise customers and data service
Finance / Rental Business Group	Credit card, loan, lease and others
Others	Satellite TV, and others

Details of each segment for the years ended December 31, 2011, 2012, and 2013 are as follows:

	2011
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	16,156,235	￦	1,139,933	￦	2,330,200
Global & Enterprise		3,167,398		525,989		504,593
Finance/Rental		1,010,502		36,937		16,988
Others		4,039,112		105,399		121,557

		24,373,247		1,808,258		2,973,338
Adjustment [1]		(2,285,417)		178,838		(15,849)

Consolidated amount	￦	22,087,830	￦	1,987,096	￦	2,957,489

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

	2012
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	15,932,278	￦	733,461	￦	2,440,338
Global & Enterprise		2,930,958		327,300		485,267
Finance/Rental		3,717,181		185,220		181,904
Others		4,252,074		83,039		147,238

		26,832,491		1,329,020		3,254,747
Adjustment [1]		(2,188,719)		351,079		19,331

Consolidated amount	￦	24,643,772	￦	1,680,099	￦	3,274,078

	2013
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	14,938,037	￦	51,853	￦	2,445,321
Global & Enterprise		2,917,116		235,728		486,258
Finance/Rental		4,053,481		279,856		400,223
Others		5,093,995		287,482		233,322

		27,002,629		854,919		3,565,124
Adjustment [1]		(2,944,748)		(531,535)		1,050

Consolidated amount	￦	24,057,881	￦	323,384	￦	3,566,174

[1]	The basis of accounting for any transactions between reportable segments such as elimination, etc.

The regional segment information provided to the management for the reportable segments as of December 31, 2011, 2012 and 2013, and for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	Operating revenues						Non-current assets[3]
Location	2011		2012		2013		2012		2013
Domestic	￦	22,032,296	￦	24,609,126	￦	23,999,635	￦	20,136,194	￦	21,143,152
Overseas		55,534		34,646		58,246		39,023		176,700

Total	￦	22,087,830	￦	24,643,772	￦	24,057,881	￦	20,175,217	￦	21,319,852

[1]	Non-current assets include fixed assets, intangible assets (excluding goodwill) and investment property.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Assets and liabilities of each segments as of December 2012 and 2013, are as follows:

(in millions of Korean won)	2012
	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,870,747	￦	3,363,384	￦	11,234,131	￦	(716,712)	￦	10,517,419
Trade and other receivables		4,767,604		1,620,451		6,388,055		(480,547)		5,907,508
Short-term loans		—		777,095		777,095		(108,982)		668,113
Inventories		931,979		30,434		962,413		(27,380)		935,033
Other assets		2,171,164		935,404		3,106,568		(99,803)		3,006,765
Non-current		23,278,749		3,389,520		26,668,269		(2,627,780)		24,040,489
Trade and other receivables		1,050,481		51,075		1,101,556		(28,590)		1,072,966
Long-term loans		—		520,603		520,603		(8,016)		512,587
Property, equipment and intangible assets (including investment property)		18,022,270		1,518,491		19,540,761		634,456		20,175,217
Other assets		4,205,998		1,299,351		5,505,349		(3,225,630)		2,279,719

Total assets	￦	31,149,496	￦	6,752,904	￦	37,902,400	￦	(3,344,492)	￦	34,557,908

Liabilities
Current	￦	8,617,269	￦	3,324,813	￦	11,942,082	￦	(675,316)	￦	11,266,766
Trade and other payables		5,742,946		2,064,281		7,807,227		(585,925)		7,221,302
Borrowings		2,066,871		1,123,754		3,190,625		6,404		3,197,029
Other liabilities		807,452		136,778		944,230		(95,795)		848,435
Non-current		7,681,087		2,621,156		10,302,243		(229,076)		10,073,167
Trade and other payables		547,830		168,589		716,419		(15,059)		701,360
Borrowings		6,005,239		2,274,466		8,279,705		(40,615)		8,239,090
Other liabilities		1,128,018		178,101		1,306,119		(173,402)		1,132,717

Total liabilities	￦	16,298,356	￦	5,945,969	￦	22,244,325	￦	(904,392)	￦	21,339,933

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won)	2013
	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,023,358	￦	3,920,164	￦	10,943,522	￦	(971,603)	￦	9,971,919
Trade and other receivables		4,142,237		1,864,709		6,006,946		(767,377)		5,239,569
Short-term loans		—		889,418		889,418		(50,694)		838,724
Inventories		649,754		25,596		675,350		(1,732)		673,618
Other assets		2,231,367		1,140,441		3,371,808		(151,800)		3,220,008
Non-current		24,060,958		3,730,135		27,791,093		(2,912,895)		24,878,198
Trade and other receivables		796,622		68,877		865,499		(52,028)		813,471
Long-term loans		—		542,267		542,267		(32,394)		509,873
Property, equipment and intangible assets (including investment property)		18,817,659		1,931,006		20,748,665		571,187		21,319,852
Other assets		4,446,677		1,187,985		5,634,662		(3,399,660)		2,235,002

Total assets	￦	31,084,316	￦	7,650,299	￦	38,734,615	￦	(3,884,498)	￦	34,850,117

Liabilities
Current	￦	8,452,101	￦	3,716,585	￦	12,168,686	￦	(944,570)	￦	11,224,116
Trade and other payables		5,866,180		2,344,098		8,210,278		(796,455)		7,413,823
Borrowings		1,785,879		1,224,852		3,010,731		9,975		3,020,706
Other liabilities		800,042		147,635		947,677		(158,090)		789,587
Non-current		8,238,497		2,938,773		11,177,270		(388,685)		10,788,585
Trade and other payables		919,486		168,630		1,088,116		(29,232)		1,058,884
Borrowings		6,024,803		2,561,893		8,586,696		(123,509)		8,463,187
Other liabilities		1,294,208		208,250		1,502,458		(235,944)		1,266,514

Total liabilities	￦	16,690,598	￦	6,655,358	￦	23,345,956	￦	(1,333,255)	￦	22,012,701

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

34.	Related Party Transactions

The list of related parties of the Group as of December 31, 2013, is as follows:

Type of control	Related parties
Associates and jointly controlled entities	Korea Information & Technology Investment Fund, WiBro Infra Co., Ltd., K-REALTY CR REIT 1, KTCS Corporation, KTIS Corporation, Mongolian Telecommunications, KT-SB Venture Investment Fund, Company K Movie Asset Fund No.1, Boston Global Film & Contents Fund L.P., Metropol Property LLC, KTF-CJ Music Contents Investment, QTT Global (Group) Company Limited, Korea Telephone Directory Co., Ltd., CU Industrial Development Co., Ltd., MOS Facilities Co., Ltd., Exdell Corporation, Information Technology Solution Bukbu Corporation, Information Technology Solution Nambu Corporation, Information Technology Solution Seobu Corporation, Information Technology Solution Busan Corporation, Information Technology Solution Jungbu Corporation, Information Technology Solution Honam Corporation, Information Technology Solution Daegu Corporation, VANGUARD Private Equity Fund, KT-LIG ACE Private Equity Fund, Smart Channel Co., Ltd., HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., JNK Retech Co., Ltd., Harex Info Tech Inc., Boston Film Fund, KT-DoCoMo Mobile Investment Fund, MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., ANIMAX BROADCASTING KOREA Co., Ltd., SPERA Private Equity Fund, QCP New Technology Investment Fund No. 20, KT-IMM Investment Fund, Mirae Asset Good Company Investment Fund No.3, 2010 KIF-IMM IT Investment Fund, Saehacoms Co., Ltd., Oscar Ent. Co., Ltd., KoFC KTC-ORIX Korea-Japan Partnership Private Equity Fund II, Texno Pro Sistem, East Telecom Networks LLC, Hyundai Swiss Smartmall Private Special Asset Investment Trust, KT-CKP New Media Investment Fund, KT-Michigan Global Contents Fund, SP1 Private Equity Fund, LoginD Co., Ltd., Tosster Media Co.,Ltd.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The related receivables and payables as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)		2012
		Receivables						Payables
		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and jointly controlled entities	KTCS Corporation	￦	2,597	￦	—	￦	162	￦	—	￦	23,307
	KTIS Corporation		3,587		654		57		1,897		26,782
	Information Technology Solution Bukbu Corporation		2		—		—		—		3,410
	Information Technology Solution Nambu Corporation		1		—		9		—		3,961
	Information Technology Solution Seobu Corporation		5		—		—		—		3,703
	Information Technology Solution Busan Corporation		1		—		1		34		1,561
	Information Technology Solution Jungbu Corporation		2		—		—		—		3,282
	Information Technology Solution Honam Corporation		103		—		—		—		3,152
	Information Technology Solution Daegu Corporation		100		—		—		—		1,698
	KT Wibro Infra Co., Ltd.		—		—		—		—		214,866
	Smart Channel Co., Ltd.		7,824		9,638		39,724		1,589		1,668
	K-REALTY CR REIT1		948		—		36,000		—		—
	MOS GS Co., Ltd.		64		—		1		1,552		773
	MOS Daegu Co., Ltd.		11		—		6		1,181		8
	MOS Chungcheong Co., Ltd.		1		—		1		962		85
	MOS Gangnam Co., Ltd.		20		—		8		—		58
	MOS GB Co., Ltd.		96		—		5		2,045		400
	MOS BS Co., Ltd.		2		—		1		1,169		13
	MOS Honam Co., Ltd.		4		—		2		1,310		220
	Others		187		—		110		273		3,339

		￦	15,555	￦	10,292	￦	76,087	￦	12,012	￦	292,286

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won)		2013
		Receivables						Payables
		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and jointly controlled entities	KTCS Corporation	￦	2,079	￦	—	￦	606	￦	765	￦	14,372
	KTIS Corporation		1,388		—		95		137		35,416
	Information Technology Solution Bukbu Corporation		3		—		610		2		4,555
	Information Technology Solution Nambu Corporation		2		—		9		—		3,989
	Information Technology Solution Seobu Corporation		8		—		577		—		4,095
	Information Technology Solution Busan Corporation		1		—		191		20		1,810
	Information Technology Solution Jungbu Corporation		2		—		375		—		3,697
	Information Technology Solution Honam Corporation		2		—		239		—		3,110
	Information Technology Solution Daegu Corporation		3		—		198		—		2,257
	KT Wibro Infra Co., Ltd.		—		—		—		—		172,081
	Smart Channel Co., Ltd.		9,717		9,638		39,724		2,261		75
	K-REALTY CR REIT1		949		—		36,000		—		—
	MOS GS Co., Ltd.		74		—		1		—		1,813
	MOS Daegu Co., Ltd.		4		—		—		1,154		17
	MOS Chungcheong Co., Ltd.		39		—		1		1,186		230
	MOS Gangnam Co., Ltd.		2		—		1		—		180
	MOS GB Co., Ltd.		94		—		5		2,442		131
	MOS BS Co., Ltd.		3		—		1		1,006		53
	MOS Honam Co., Ltd.		1		—		2		1,517		183
	Others		226		400		1,889		52		1,989

		￦	14,597	￦	10,038	￦	80,524	￦	10,542	￦	250,053

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Significant transactions with related parties for the years ended December 31, 2011, 2012 and 2013, are as follows:

(in millions of Korean won)		2011
		Sales		Purchases
Associates and jointly controlled entities	KTCS Corporation	￦	16,613	￦	279,840
	KTIS Corporation		28,545		258,902
	Information Technology Solution Bukbu Corporation		3,091		27,249
	Information Technology Solution Nambu Corporation		3,505		33,220
	Information Technology Solution Seobu Corporation		1,874		37,862
	Information Technology Solution Busan Corporation		2,736		22,001
	Information Technology Solution Jungbu Corporation		3,946		30,004
	Information Technology Solution Honam Corporation		2,698		41,790
	Information Technology Solution Daegu Corporation		1,862		14,961
	KT Wibro Infra Co., Ltd.		6		2,294
	K-REALTY CR REIT1		3,315		—
	MOS GS Co., Ltd.		677		16,625
	MOS Daegu Co., Ltd.		197		11,829
	MOS Chungcheong Co., Ltd		333		9,385
	MOS Gangnam Co., Ltd.		65		13,881
	MOS GB Co., Ltd.		692		20,694
	MOS BS Co., Ltd.		335		15,434
	MOS Honam Co., Ltd.		309		13,691
	Others		18,653		74,909

		￦	89,452	￦	924,571

(in millions of Korean won)		2012
		Sales		Purchases
Associates and jointly controlled entities	KTCS Corporation	￦	44,649	￦	262,227
	KTIS Corporation		38,144		273,938
	Information Technology Solution Bukbu Corporation		4,081		26,004
	Information Technology Solution Nambu Corporation		3,344		31,156
	Information Technology Solution Seobu Corporation		4,589		33,548
	Information Technology Solution Busan Corporation		2,750		18,327
	Information Technology Solution Jungbu Corporation		4,228		26,394
	Information Technology Solution Honam Corporation		2,845		35,666
	Information Technology Solution Daegu Corporation		1,872		12,696
	KT Wibro Infra Co., Ltd.		6		2,083
	Smart Channel Co., Ltd.		5,039		1,670
	K-REALTY CR REIT1		2,038		35,290
	MOS GS Co., Ltd.		1,033		17,620
	MOS Daegu Co., Ltd.		429		12,318
	MOS Chungcheong Co., Ltd		462		12,760
	MOS Gangnam Co., Ltd.		372		14,474
	MOS GB Co., Ltd.		1,401		22,113
	MOS BS Co., Ltd.		575		15,716
	MOS Honam Co., Ltd.		542		13,799
	Others		3,002		19,895

		￦	121,401	￦	887,694

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won)		2013
		Sales		Purchases
Associates and jointly controlled entities	KTCS Corporation	￦	45,172	￦	258,203
	KTIS Corporation		59,537		281,219
	Information Technology Solution Bukbu Corporation		4,784		29,626
	Information Technology Solution Nambu Corporation		4,871		33,232
	Information Technology Solution Seobu Corporation		5,397		34,526
	Information Technology Solution Busan Corporation		2,920		18,967
	Information Technology Solution Jungbu Corporation		5,318		27,483
	Information Technology Solution Honam Corporation		3,122		36,096
	Information Technology Solution Daegu Corporation		2,048		13,462
	KT Wibro Infra Co., Ltd.		9		1,660
	Smart Channel Co., Ltd.		8,188		—
	K-REALTY CR REIT1		2,039		36,349
	MOS GS Co., Ltd.		1,465		17,337
	MOS Daegu Co., Ltd.		806		12,061
	MOS Chungcheong Co., Ltd		819		12,111
	MOS Gangnam Co., Ltd.		749		15,078
	MOS GB Co., Ltd.		1,981		22,858
	MOS BS Co., Ltd.		914		15,117
	MOS Honam Co., Ltd.		948		13,803
	Others		2,739		15,766

		￦	153,826	￦	894,954

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Key management compensation for the years ended December 31, 2011, 2012 and 2013, consists of:

(in millions of Korean won)	2011		2012		2013
Salaries and other short-term benefits	￦	3,153	￦	3,166	￦	3,203
Provision for severance benefits		270		274		335
Stock-based compensation		1,990		1,078		842

Total	￦	5,413	￦	4,518	￦	4,380

Fund transactions with related parties for the years ended December 31, 2011, 2012, 2013, are as follows:

(in millions of Korean won)		2011
		Loan transactions				Borrowing transactions				Equity contributions in cash
		Loans		Repayments		Borrowings		Repayments
Associates and jointly controlled entities	KTIS Corporation	￦	338	￦	—	￦	—	￦	—	￦	—
	Kan Communications Co., Ltd.		—		—		—		—		3,000
	K-REALTY CR REIT1		—		—		—		—		30,000

		￦	338	￦	—	￦	—	￦	—	￦	33,000

(in millions of Korean won)		2012
		Loan transactions				Borrowing transactions				Equity contributions in cash
		Loans		Repayments		Borrowings		Repayments
Associates and jointly controlled entities	KTIS Corporation	￦	654	￦	338	￦	—	￦	—	￦	—
	Smart Channel Co., Ltd.[1]		9,638		—		—		—		—
	ChungHo EZ-Cash Co., Ltd.		—		—		—		—		3,440
	QTT Global (Group) Company Limited		—		—		—		—		12,746
	HooH Healthcare Inc.		—		—		—		—		490

		￦	10,292	￦	338	￦	—	￦	—	￦	16,676

[1]	Provisions are made for loans to Smart Channel Co., Ltd. as of December 31, 2013.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won)		2013
		Loan transactions				Borrowing transactions				Equity contributions in cash
		Loans		Repayments		Borrowings		Repayments
Associates and jointly controlled entities	KTIS Corporation	￦	—	￦	654	￦	—	￦	—	￦	—
	KT-SB Venture Investment Fund		—		—		—		—		6,000
	JNK Retech Co., Ltd		—		—		—		—		1,176
	KT-CKP New Media Investment Fund		—		—		—		—		2,250

		￦	—	￦	654	￦	—	￦	—	￦	9,426

Payment guarantees and collateral provided by the Group

As of December 31, 2013, based on the investors’ agreement, the Company has an obligation to provide funding to Smart Channel Co., Ltd. if Smart Channel Co, Ltd. is unable to fulfill its obligation. The Company pledged investment securities in Smart Channel Co., Ltd. as collateral (Note 14).

There are no collateral and payment guarantees provided by the related parties.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

35.	Financial risk management

(1) Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1) Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

As of December 31, 2011, 2012 and 2013, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Shareholders’ equity
2011	+10%	￦	(56,994)	￦	(50,291)
	-10%		56,994		50,291
2012	+10%	￦	(64,746)	￦	(52,203)
	-10%		64,746		52,203
2013	+10%	￦	(46,173)	￦	(47,888)
	-10%		46,173		47,888

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of foreign assets and liabilities of the Group as of December 31, 2011, 2012 and 2013, are as follows:

(in thousands of Foreign currencies)	2011		2012		2013
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	235,435	2,323,677	217,488	2,377,137	254,917	2,225,700
SDR	1,160	744	494	1,130	1,105	1,211
JPY	1,080,822	35,451,398	657,947	35,102,877	190,520	30,054,316
GBP	7	131	1	9	—	134
EUR	1,239	3,357	5,395	2,614	1,342	4,943
DZD	18,714	—	3,770	—	2,798	—
CNY	14,495	700	10,236	197	—	—
UZS	13,534,203	44,788,561	7,920,825	38,727,985	1,805,565	—
RWF	—	—	—	—	11,962	—
IDR	411,687	10,000	347,447	—	—	—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(iii) Price risk

As of December 31, 2011, 2012 and 2013, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Shareholders’ equity
2011	+10%	￦	—	￦	10,118
	-10%		—		(10,118)
2012	+10%	￦	—	￦	4,916
	-10%		—		(4,916)
2013	+10%	￦	—	￦	5,535
	-10%		—		(5,535)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index.

(iv) Cashflow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency bonds payable. Bonds payable in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Bonds payable and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2011, 2012 and 2013, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2011	+ 100 bp	￦	(1,724)	￦	(581)
	- 100 bp		(12,872)		(14,209)
2012	+ 100 bp	￦	(562)	￦	(368)
	- 100 bp		(5,100)		(5,361)
2013	+ 100 bp	￦	10,345	￦	12,846
	- 100 bp		(17,201)		(19,017)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

2) Credit risk

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

As of December 31, 2012 and 2013, maximum exposure to credit risk is as follows:

(In millions of Korean won)	2012		2013
Cash equivalents(except cash on hand)	￦	2,051,670	￦	2,065,157
Trade and other receivables [1]		6,980,474		6,053,040
Loans receivable		1,180,700		1,348,597
Finance lease receivables		861,655		709,937
Other financial assets
Financial assets at fair value through the profit or loss		6,407		15,643
Derivative used for hedging		21,348		3,496
Time deposits and others		460,394		582,693
Available-for-sale financial assets		10,953		25,978
Held-to-maturity financial assets		436		3,248
Financial guarantee contracts [2]		213,947		389,814
Performance guarantee contracts [2]		14,490		—

Total	￦	11,802,474	￦	11,197,603

[1]	As of December 31, 2013, the Company is provided with a payment guarantee of ￦667,817 million from Seoul Guarantee Insurance related to the sale of certain accounts receivable arising from handset sales.
[2]	Total amounts guaranteed by the Group according to the guarantee contracts.

3) Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The table below analyzes the Group’s liabilities into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date as of December 31, 2012 and 2013. These amounts are contractual undiscounted cash flows.

(in millions of Korean won)	2012
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,253,043	￦	686,700	￦	104,857	￦	8,044,600
Finance lease payables		15,826		29,474		—		45,300
Borrowings(including bonds payable)		3,631,441		7,578,276		1,878,606		13,088,323
Other non-derivative financial liabilities		—		80,752		—		80,752
Financial guarantee contracts[1]		213,947		—		—		213,947
Performance guarantee contracts[1]		14,490		—		—		14,490

Total	￦	11,128,747	￦	8,375,202	￦	1,983,463	￦	21,487,412

[1]	Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

(in millions of Korean won)	2013
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,429,289	￦	789,999	￦	352,928	￦	8,572,216
Finance lease payables		22,498		52,877		—		75,375
Borrowings(including bond payables)		3,147,761		5,408,176		3,468,282		12,024,219
Other non-derivative financial liabilities		—		3,166		53,704		56,870
Financial guarantee contracts[1]		389,814		—		—		389,814

Total	￦	10,989,362	￦	6,254,218	￦	3,874,914	￦	21,118,494

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

(in millions of Korean won)	2011
	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	414,646	￦	1,949,253	￦	42,541	￦	2,406,440
Inflow		436,469		2,038,288		50,053		2,524,810

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won)	2012
	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	1,020,494	￦	1,507,287	￦	41,292	￦	2,569,073
Inflow		949,921		1,550,822		45,093		2,545,836

(in millions of Korean won)	2013
	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	971,454	￦	1,377,071	￦	38,795	￦	2,387,320
Inflow		910,488		1,256,407		41,648		2,208,543

(2) Disclosure of capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each capital component.

The debt-to-equity ratios as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
Total liabilities	￦	21,339,933	￦	22,012,701
Total equity		13,217,975		12,837,416
Debt-to-equity ratio		161%		171%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The gearing ratios as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won, %)	2012		2013
Total borrowings	￦	11,477,765	11,552,103
Less: cash and cash equivalents		(2,057,613)	(2,070,869)

Net debt		9,420,152	9,481,234
Total equity		13,217,975	12,837,416
Total capital		22,638,127	22,318,650
Gearing ratio		42%	42%

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2012
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative assets for hedging purpose[1]	￦	11,120	￦	—	￦	11,120	￦	(11,120)	￦	—	￦	—
Trade receivables[2]		103,733		(32)		103,701		(87,276)		—		16,425

	￦	114,853	￦	(32)	￦	114,821	￦	(98,396)	￦	—	￦	16,425

(in millions of Korean won)	2013
					Net amounts presented in the statement of financial position		Amounts not offset
	Gross assets		Gross liabilities offset				Financial instruments		Cash collateral		Net amount
Derivative assets for hedging purpose[1]	￦	5,393	￦	—	￦	5,393	￦	(5,393)	￦	—	￦	—
Trade receivables[2]		100,989		(60)		100,929		(92,979)		—		7,950

	￦	106,382	￦	(60)	￦	106,322	￦	(98,372)	￦	—	￦	7,950

[1]	The amount applied with master netting arrangements under the standard contract of ISDA(International Swap and Derivatives Association).
[2]	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2012
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose [1]	￦	16,848	￦	—	￦	16,848	￦	(11,120)	￦	—	￦	5,728
Trade payables[2]		89,665		—		89,665		(87,276)		—		2,389
Other payables[2]		4		(1)		3		—		—		3

	￦	106,517	￦	(1)	￦	106,516	￦	(98,396)	￦	—	￦	8,120

(in millions of Korean won)	2013
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivative liabilities for hedging purpose [1]	￦	9,889	￦	—	￦	9,889	￦	(5,393)	￦	—	￦	4,496
Trade payables[2]		95,754		—		95,754		(92,979)		—		2,775
Other payables[2]		11		(2)		9		—		—		9

	￦	105,654	￦	(2)	￦	105,652	￦	(98,372)	￦	—	￦	7,280

[1]	The amount applied with master netting arrangements under the standard contract of ISDA(International Swap and Derivatives Association).
[2]	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

36.	Fair Value

(1) Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012				2013
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents[1]	￦	2,057,613	￦	2,057,613	￦	2,070,869	￦	2,070,869
Trade and other receivables[1]		6,980,474		6,980,474		6,053,040		6,053,040
Other financial assets
Financial instruments at fair value through profit or loss		6,407		6,407		15,643		15,643
Derivative financial instruments for hedging purpose		21,348		21,348		3,496		3,496
Time deposits and others[1]		460,830		460,830		585,941		585,941
Available-for-sale financial assets[2]		301,718		301,718		405,194		405,194

	￦	9,828,390	￦	9,828,390	￦	9,134,183	￦	9,134,183

Financial liabilities
Trade and other liabilities [1]	￦	7,922,662	￦	7,922,662	￦	8,472,707	￦	8,472,707
Financial lease liabilities		41,646		41,646		68,210		68,210
Borrowings		11,436,119		11,566,001		11,483,893		11,499,645
Other financial liabilities
Financial instruments at fair value through profit or loss		3,216		3,216		2,956		2,956
Derivative financial instruments for hedging purpose		112,603		112,603		150,612		150,612
Financial guarantee liability[1]		9,328		9,328		15,984		15,984
Other financial liabilities[1]		16,649		16,649		73,080		73,080

	￦	19,542,223	￦	19,672,105	￦	20,267,442	￦	20,283,194

[1]	The Group did not conduct fair value estimation since the book value is a reasonable approximation of the fair value.
[2]	Equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(2) Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013
SBS KT SPC	￦	25,000	￦	25,000
MBC KT SPC		11,000		11,000
KBS KT SPC		11,000		11,000
IBK-AUCTUS Green Growth Private Equity Fund		14,319		14,319
Ustream Inc.		11,295		11,295
KOCREF REITs		—		7,000
Presto Private Equity Fund		—		4,000
Enterprise DB(Convertible Preferred Stock)		3,013		3,013
The 1st Praxis PE		—		3,000
Soulbay Indochina Private Equity Fund		—		3,000
AMOGREENTECH		3,000		3,000
Kokam Co., Ltd.		2,794		2,794
Channel A		2,391		2,391
Nexenta Systems(Convertible Preferred Stock)		2,260		2,260
KOFSGSK Corporate’s Financial Stabilization Private Equity Fund		—		2,000
Kamur Private Equity Fund No.1(Partnership enterprises)		—		2,000
JTBC		2,000		2,000
CSTV		2,000		2,000
Shinhan K2 Secondary Fund		1,050		1,950
JKL Private Equity Fund No.4		1,905		1,905
JKL-Quintessa Private Equity Fund		—		1,833
Minigate(Convertible Preferred Stock)		1,800		1,800
United Turnaround PEF No.3		—		1,187
Newkyunggi Resort Corp		1,240		1,240
Nexenta Systems		1,029		1,029
Goods Flow Co., Ltd.		1,000		1,000
Mirae Asset Good Company Secondary Investment Fund		—		1,000
Innopolis-CJ Bio Healthcare Fund		—		1,000
KaKao Co., Ltd		—		1,000
Others		30,061		16,417

	￦	128,157	￦	142,433

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

The range of cashflow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore these instruments are measured at cost.

The Group does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Group can develop a reliable estimate of the fair value.

(3) Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3)

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2013, are as follows:

(in millions of Korean won)	2012
	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	119	￦	6,288	￦	6,407
Derivative financial assets for hedging purpose		—		837		20,511		21,348
Available-for-sale financial assets		49,156		35,361		217,201		301,718

		49,156		36,317		244,000		329,473

Disclosed fair value
Jointly controlled entities and associates		52,882		—		—		52,882
Investment property[1]		—		—		2,335,642		2,335,642

		52,882		—		2,335,642		2,388,524

	￦	102,038	￦	36,317	￦	2,579,642	￦	2,717,997

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	63	￦	3,153	￦	3,216
Derivative financial liabilities for hedging purpose		—		89,063		23,540		112,603

		—		89,126		26,693		115,819

Disclosed fair value
Borrowings		—		—		11,566,001		11,566,001

		—		—		11,566,001		11,566,001

	￦	—	￦	89,126	￦	11,592,694	￦	11,681,820

[1]	The highest and best use of a non-financial asset does not differ from its current use.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won)	2013
	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	￦	—	￦	499	￦	15,144	￦	15,643
Derivative financial assets for hedging purpose		—		—		3,496		3,496
Available-for-sale financial assets		55,347		57,533		292,314		405,194

		55,347		58,032		310,954		424,333

Disclosed fair value
Jointly controlled entities and associates		69,840		—		—		69,840
Investment property[1]		—		—		2,051,183		2,051,183

		69,840		—		2,051,183		2,121,023

	￦	125,187	￦	58,032	￦	2,362,137	￦	2,545,356

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	6	￦	2,950	￦	2,956
Derivative financial liabilities for hedging purpose		—		113,980		36,632		150,612

		—		113,986		39,582		153,568

Disclosed fair value
Borrowings		—		—		11,499,645		11,499,645

		—		—		11,499,645		11,499,645

	￦	—	￦	113,986	￦	11,539,227	￦	11,653,213

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(4) Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

(b)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2012
	Interest rate swap		Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Financial liabilities designated as at fair value through profit or loss		Derivative financial liabilities for hedging purpose

Beginning balance	￦	—	￦	4,151	￦	63,689	￦	134,346	￦	—	￦	—

Reclassification		—		—		(12,886)		—		—		12,886

Amount recognized in profit or loss[1]		1		—		(29,350)		(1,122)		(334)		28,708
Amount recognized in other comprehensive income[2]		—		—		(942)		38,679		—		(18,054)

Purchases		—		2,136		—		13,209		3,487		—

Sales		—		—		—		(6,164)		—		—

Transfer into Level 3 (From Cost method)		—		—		—		38,253		—		—

Ending balance	￦	1	￦	6,287	￦	20,511	￦	217,201	￦	3,153	￦	23,540

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

	2013
	Interest rate swap		Other derivative assets		Derivative financial assets for hedging purpose		Available- for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss		Derivative financial liabilities for hedging purpose
Beginning balance	￦	1	￦	6,287	￦	20,511	￦	217,201	￦	—	￦	3,153	￦	23,540
Reclassification		15,633		—		(15,633)		—		—		—		—
Amount recognized in profit or loss [1]		(8,395)		2,469		127		(3,844)		148		(351)		9,268
Amount recognized in other comprehensive income [2]		—		—		(1,509)		95,434		—		—		3,824
Purchases		—		—		—		3,009		—		—		—
Sales		—		(851)		—		(29,851)		—		—		—
Transfer into Level 3 (From Cost method)		—		—		—		10,365		—		—		—

Ending balance	￦	7,239	￦	7,905	￦	3,496	￦	292,314	￦	148	￦	2,802	￦	36,632

(5) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012
	Fair value		Level	Valuation techniques

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Interest rate swap	￦	1	3	Hull-White model
Currency forward		119	2	Discounted cash flow model
Other derivative assets		6,287	3	Option model (binomial trees)
Derivative financial assets for hedging purpose		837	2	Discounted cash flow model
		20,511	3	Hull-White model
Available-for-sale financial assets		252,562	2,3	Discounted cash flow model
Disclosed fair value

Investment property		2,335,642	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss
Held for trading financial assets
Interest rate swap		63	2	Discounted cash flow model
Financial liabilities designated as at fair value through profit or loss		3,153	3	Option model (binomial trees)
Derivative financial liabilities for hedging purpose		89,063	2	Discounted cash flow model
		23,540	3	Hull-White model

Disclosed fair value
Borrowings		11,566,001	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

	2013
(in millions of Korean won)	Fair value		Level	Valuation techniques

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Interest rate and currency swap	￦	7,239	3	Hull-White model
Currency forward		499	2	Discounted cash flow model
Other derivative assets		7,905	3	Monte-Carlo Simulation Option model (binomial trees)
Derivative financial assets for hedging purpose		3,496	3	Discounted cash flow model
Available-for-sale financial assets		349,847	2,3	Discounted cash flow model
Disclosed fair value
Investment property		2,051,183	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss
Held for trading financial assets
Currency forward		6	2	Discounted cash flow model
Other derivatives		148	3	Option model (binomial trees)
Financial liabilities designated as at fair value through profit or loss		2,802	3	Option model (binomial trees)
Derivative financial liabilities for hedging purpose		113,980	2	Discounted cash flow model
		36,632	3	Hull-White model

Disclosed fair value
Borrowings		11,499,645	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(6) Gains and losses on valuation at the transaction date

In the case that the Group estimates the fair value of derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in the markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2012 and 2013, are as follows:

(in millions of Korean won)	2012		2013

Beginning balance	￦	—	￦	54,152
New transactions		54,152		—
Amortization		—		(10,830)

Ending balance	￦	54,152	￦	43,322

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

37.	Business Combination

(1)	KT Rental Co., Ltd.

On July 2012, the restriction on controlling power of the Company under the shareholders’ agreement between the Company and the second major shareholder was lifted, and therefore KT rental became a subsidiary. These transactions were accounted for in accordance with IFRS 3, Business Combinations. As a result of applying acquisition method, the Company recognized goodwill of ￦131,426 million.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities and goodwill at the acquisition date are as follows:

(in millions of Korean won)
Fair value of existing shares before business combination	￦	305,730

Consideration transferred (a)	￦	305,730

Recognized amounts of assets acquired and liabilities assumed [1]
Cash and cash equivalents	￦	23,160
Trade and other receivables		120,964
Loans receivable		49,805
Financial lease receivables		254,264
Other financial assets		1,983
Inventories		779
Tangible assets (rental vehicle, others)		992,516
Intangible assets (orders on hand, customer relationship, others)		69,866
Other assets		34,031
Trade and other payables		(195,933)
Borrowings		(985,790)
Current income tax liabilities		(5,138)
Retirement benefit obligation		(4,065)
Deferred income tax liabilities		(9,151)
Other liabilities		(46,759)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	￦	300,532
Non-controlling interests [2] (c)		126,228

Goodwill (a-b+c)	￦	131,426

[1]	The assets acquired and liabilities assumed are measured at fair value in accordance with IFRS 3, Business Combination.
[2]	At the date of acquisition, the Company measures any non-controlling interest in KT Rental Co., Ltd. at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

As described in Note 14, the previously held interest in KT Rental Co., Ltd. was measured at fair value, and the Company recognized other income of ￦126,011 million arising from the value measurement on acquisition.

After the acquisition date, the operating revenue and net income for consolidation of KT Rental Co., Ltd. before the elimination of related party transactions with its subsidiaries are ￦368,228 million and ￦11,072 million, respectively. If KT Rental Co., Ltd. was consolidated on January 1, 2012, the operating revenue and net income included in consolidated income statement would have been ￦715,604 million and ￦25,995 million, respectively.

The fair value of trade accounts receivable and others acquired from KT Rental Co., Ltd. is ￦120,964 million, but the full contract value is ￦132,915 million. The uncollectible amounts from these receivables are expected to be ￦11,951 million.

38.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entities and how the structured entities are financed, are as follows:

Remarks	Nature, Purpose, Activities and Others

Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of Asset Based Commercial Paper due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds from installment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2013, the Group is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions including the Group are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the Group has priority order than other parties in collecting loans to and investments in structured entity. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the Group may incur losses.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

PEF and investment funds	Minority investors including managing members contribute to Private Equity Fund (PEF) and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2013, the Group is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the Group receives dividends for operating revenues from these contributions. The Group is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the Group may incur losses.

M&A finance	A structured entity incorporated for the purpose of supporting a certain company’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As of December 31, 2013, the Group is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the Group has priority order than other parties in collecting loans and investments. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Group may incur losses.

Asset securitization	A transferor other than the Group transfers the assets, which are subject to securitization, to a structured entity incorporated by the transferor or other financial institutions other than the Group, and based on this as underlying assets, the structured entity is provided with funds by asset-backed borrowings and pays acquisition costs of the acquired underlying assets. As of December 31, 2013, the Group is engaged in the structured entity, and generates revenues by receiving interest income as the Group provides asset-backed loans directly to the structured entity. When the structured entity has difficulty repaying loan principal, the transferor has obligation to cover the lack of funds. Consequently, the Group has priority order than other parties in collecting loans to structured entity. However, when the credit rating of transferor decreases, the Group may incur losses.

Other	There are other structured entity types, which the Group is engaged in, such as Special Purpose Acquisition Company (SPAC) and others. Interest income is realized from the Group’s loans to the relevant structured entity. When SPAC is listed or merged after the Group invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the Group may incur losses when SPAC is liquidated if the SPAC is not listed or merged.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

(in millions of Korean won)	Real Estate Finance		PEF & Investment Fund		Acquisition Finance		Asset- backed		Others		Total
Total amount of Unconsolidated Structured Entities	￦	4,970,665	￦	7,915,355	￦	2,175,476	￦	5,981,382	￦	163,702	￦	21,206,580
Assets recognized in statement of financial position
Loans	￦	277,663	￦	360	￦	101,969	￦	228,413	￦	12,043	￦	620,448
Other financial assets		32,244		134,523		981		—		8,690		176,438
Jointly investment entities and associates		—		183,200		—		—		28,406		211,606
	￦	309,907	￦	318,083	￦	102,950	￦	228,413	￦	49,139	￦	1,008,492
Maximum loss exposure[1]
Investment Assets	￦	309,907	￦	318,083	￦	102,950	￦	228,413	￦	49,139	￦	1,008,492
Credit grants		103,500		—		—		—		—		103,500
	￦	413,407	￦	318,083	￦	102,950	￦	228,413	￦	49,139	￦	1,111,992

[1]	Maximum exposure to loss includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

39.	Information About Non-controlling Interests

Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-company eliminations as of December 31, 2011, 2012 and 2013, are as follows:

	2011
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co.,Ltd.
Non-controlling Interests		49.73%		63.57%		55.15%		34.06%

Current assets	￦	251,268	￦	1,316,363	￦	87,053	￦	130,307
Non-current assets		299,175		557,973		80,022		119,423
Current liabilities		235,849		1,180,578		41,709		65,428
Non-current liabilities		22,382		186,109		17,352		3,948
Equity		292,212		507,649		108,014		180,353
Accumulated non-controlling interests		145,315		322,728		59,575		61,425
Sales		480,468		782,262		126,354		463,032
Profit or loss for the year		26,649		(945)		14,566		(2,016)
Total comprehensive income		28,022		8,505		14,189		(3,913)
The profit or loss allocated to non-controlling interests		13,252		(601)		8,034		(687)
Cash flows from operating activities		92,889		(300,423)		26,984		1,654
Cash flows from investing activities		(116,410)		(24,453)		(20,903)		1,197
Cash flows from financing activities before dividends paid to non-controlling interests		(13,346)		2,000		(5,000)		(25)
Dividends paid to non-controlling interests		—		—		—		—
Effect of exchange rate change on cash and cash equivalents		—		(13)		5		1
Net (decrease)/increase in cash and cash equivalents		(36,867)		(322,889)		1,086		2,827

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

	2012
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co.,Ltd.
Non-controlling Interests		49.85%		34.35%		42.00%		55.15%		34.06%

Current assets	￦	303,069	￦	1,792,439	￦	305,651	￦	93,877	￦	132,892
Non-current assets		338,495		735,663		1,388,370		81,985		116,339
Current liabilities		197,972		1,696,058		537,424		39,029		75,727
Non-current liabilities		94,677		211,820		889,060		16,584		3,784
Equity		348,915		620,224		267,537		120,249		169,719
Accumulated non-controlling interests		173,932		213,049		112,369		66,323		57,803
Sales		574,829		3,128,882		368,228		124,936		443,431
Profit or loss for the year		55,546		103,797		11,072		12,527		(8,902)
Total comprehensive income		52,152		127,976		10,107		12,229		(10,659)
The profit or loss allocated to non-controlling interests		27,689		35,655		4,650		6,909		(3,032)
Cash flows from operating activities		170,815		18,310		105,771		8,734		(14,954)
Cash flows from investing activities		(76,320)		(35,116)		(265,429)		(6,997)		5,263
Cash flows from financing activities before dividends paid to non-controlling interests		(18,642)		8,070		169,963		—		—
Dividends paid to non-controlling interests		—		(5,290)		—		—		—
Effect of exchange rate change on cash and cash equivalents		—		—		—		—		(10)
Net (decrease)/increase in cash and cash equivalents		75,853		(14,026)		10,305		1,737		(9,701)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

	2013
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Rental		KT Powertel Co., Ltd.		KT Hitel Co.,Ltd.
Non-controlling Interests		49.89%		34.61%		42.00%		55.15%		36.30%

Current assets	￦	287,142	￦	2,292,323	￦	362,040	￦	87,932	￦	178,659
Non-current assets		397,509		672,427		1,826,231		79,199		115,006
Current liabilities		191,181		1,958,506		532,634		30,433		99,348
Non-current liabilities		91,887		216,505		1,363,625		13,579		3,296
Equity		401,583		789,738		292,013		123,119		191,021
Accumulated non-controlling interests		200,360		273,328		122,650		67,906		69,343
Sales		627,415		3,090,434		885,294		112,742		579,987
Profit or loss for the year		72,724		128,475		32,400		5,453		3,551
Total comprehensive income		73,943		198,778		31,041		5,661		8,109
The profit or loss allocated to non-controlling interests		36,284		44,465		13,608		3,008		1,289
Cash flows from operating activities		141,282		273,904		(346,309)		16,010		11,108
Cash flows from investing activities		(218,797)		(17,335)		(39,246)		(15,794)		(18,199)
Cash flows from financing activities before dividends paid to non-controlling interests		(14,346)		10,216		392,098		(6,252)		13,192
Dividends paid to non-controlling interests		(8,344)		(10,051)		(2,075)		(1,538)		—
Effect of exchange rate change on cash and cash equivalents		—		—		(287)		—		(49)
Net (decrease)/increase in cash and cash equivalents		(100,205)		256,734		4,181		(7,574)		6,052

Transactions with Non-controlling Interests

The effects of changes in the ownership interest on the equity attributable to owners of the Company during the year are summarized as follows:

(in millions of Korean won)	2011		2012		2013
Carrying amount of non-controlling interests acquired [1]	￦	2,846	￦	178,763	￦	14,353
Consideration paid to non-controlling interests [2]		(39,302)		(15,359)		(16,202)

Excess of consideration paid recognized in parent’s equity	￦	(36,456)	￦	163,404	￦	(1,849)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

[1]	In 2013, the Company acquired the remaining 40% of the issued shares of KT Dutch B.V., a subsidiary, for a purchase consideration of ￦3,980 million. The Company now holds 100% equity interest in KT Dutch B.V. The carrying amount of the non-controlling interests in KT Dutch B.V.at the date of acquisition was ￦14,353 million. As a result, the Company derecognized non-controlling interests of ￦14,353 million and recorded an increase in equity attributable to owners of the parent of ￦10,373 million.

In 2012, the Company acquired 30.68% of the issued shares of BC Card Co., Ltd, a subsidiary of Vogo-BCC Investment Holdings Co., Ltd. and KGF-BCC LIMITED, for a purchase consideration of ￦288,828 million. The Company now holds 69.54% equity interest in BC Card Co., Ltd. The carrying amount of the non-controlling interests in BC Card Co., Ltd. at the date of acquisition was ￦272,273 million. As a result, the Company derecognized non-controlling interests of ￦172,376 million and recorded an increase in equity attributable to owners of the parent of ￦116,452 million.

In 2011, the Company’s non-controlling interest decreased by 2.68% through inequality capital increase of KT Capital Co., Ltd. on September 30, 2011. This resulted in a decrease in the carrying amount of non-controlling interest of ￦1,615 million. Also, the Company acquired the remaining 20% of the issued shares of KT Innotz Inc., a subsidiary. As a result, the Company holds 100% of the issued shares of KT Innotz Inc and the carrying amount of non-controlling interest decreased by ￦1,049 million.

[2]	In 2013, the Company’s non-controlling interest increased by 2.24% through inequality capital increase of KT Hitel Co.,Ltd. This resulted in an increase in the carrying amount of non-controlling interest of ￦8,439 million. Also, on July 11, 2013, the Company’s non-controlling interest increased by 6.04% through inequality capital increase of Nasmedia, Inc. As a result, the carrying amount of non-controlling interest increased by ￦7,239 million.

In 2012, the Company’s non-controlling interest increased by 13.85% through inequality capital increase of KT cloudware Corporation on March 26, June 13 and November 30, 2012. This resulted in an increase in the carrying amount of non-controlling interest of ￦4,060 million. Also, on November 21, 2012, the Company’s non-controlling interest increased by 9.09% through inequality capital increase of KT music Corporation. As a result, the carrying amount of non-controlling interest increased by ￦5,360 million.

In 2011, the Company’s non-controlling interest increased by 2.78% through inequality capital increase of KT Skylife Co., Ltd. on June 1, 2011. This resulted in an increase in the carrying amount of non-controlling interest of ￦32,294 million. Also, on December 29 and 30, 2011, the Company’s non-controlling interest increased by 17.24% through inequality capital increase of Centios Co., Ltd. As a result, the carrying amount of non-controlling interest increased by ￦4,399 million.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

40.	Discontinued Operations

As approved by the Company’s Board of Directors on August 9, 2012, the Company decided to sell KT Tech, Inc., its subsidiary, and discontinued the operations related to handset development. KT-Tech’s liquidation procedure has been completed and KT Tech’s electrical operating performance was reflected in profit or loss from discontinued operations.

Income and loss from discontinued operations for the year ended December 31, 2012, are as follows:

(in millions of Korean won)	2012
Revenue	￦	431
Expense		(35,756)
Income from discontinued operations before income taxes	￦	(35,325)
Income tax expense for discontinued operations		3,791

Income (loss) from discontinued operations	￦	(31,534)

Cash flows from discontinued operations for the year ended December 31, 2012, are as follows:

(in millions of Korean won)	2012
Cash flows from operating activities	￦	40,017
Cash flows from investing activities		(3,609)
Cash flows from financing activities		(28,243)
Changes in foreign exchange rates		(6)

Total cash flows	￦	8,159

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2012 and 2013

41.	Subsequent Events

The investment business division of KT Capital Co., Ltd., a consolidated subsidiary, was spun off and merged with the Company on March 13, 2014.

Subsequent to December 31, 2013, the Company has issued commercial paper securities, as follows:

(in millions of Korean won)	Issue date	Face value of bond		Total issued amount		Maturity date
Commercial paper securities	2014.02.17	￦	300,000	￦	252,398	2019.02.18

Subsequent to December 31, 2013, the Company has decided to acquire these debts, as follows:

(in millions of Korean won)
Original debtor	Creditor	Acquisition price		Acquisition date	Remarks
Malou (1st)	Green power(17th)	￦	11,584	2014.2.20	Debt related to Romania solar PF
Korean alpha solar (2nd)	Grand(1st)		15,416	2014.2.20	Debt related to Romania solar PF
Korean alpha solar (2nd)	Grand(1st)		18,372	2014.2.20	Debt related to Romania solar PF

On March 12, 2014, KT ENS has filed for court receivership after failing to pay ￦49,106 million of commercial paper. There may be lawsuits against KT ENS on this matter in the future, and the effect of this matter cannot be reasonably predicted.

KT Skylife and NDS Limited have had a dispute on the right to use of conditional access system provided by NDS Limited and business interruption of KT Skylife. On February 24, 2014, KT Skylife and NDS Limited sent the first written form of compensation for the damages to the other party. KT Skylife and NDS Limited have requested ￦33,457 million and ￦28,163 million, respectively, with 6% of annual interest rate to the other party.

As of March 7, 2014, the Ministry of Science, ICT, and Future Planning banned the mobile carriers including the Company from subscribing new customers and selling handsets to the existing customers. These mobile carriers are those who violated the prohibition released by the Korea Communications Commission and provided discriminative subsidy on handsets. This ban on the Company lasts for 45 days, from March 13, 2014 to April 26, 2014.

In April 2014, the Company announced its special early retirement program for employees who have worked for more than 15 years and also announced that it will discontinue operations related to fixed line sales activities such as on-site sales, activation, after service, and customer centers. These operations will be outsourced to certain subsidiaries and associates of the Company.